UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EXPLANATORY NOTE

Santander Brasil is filing this amendment to its report on Form 6-K filed with the Securities and Exchange Commission on April 29, 2014 (the “original filing”) to present earnings for the period attributable to each separate class of ordinary and preferred shares and to reflect the effects of the bonus share program and reverse share split implemented by Santander Brasil at the end of May 2014, effective as of June 2, 2014 (collectively, the “reverse share split”) in certain disclosures. The effects of this restatement had no impact on the Bank’s Consolidated Profit, Consolidated Balance Sheets, Consolidated Statements of Changes in Total Equity, Consolidated Statements of Cash Flows or Consolidated Statements of Comprehensive Income for any previously reported periods.

Accordingly, certain required disclosures appearing solely on the following pages have been amended:

Page 5	The earnings per share information has been amended to disclose earnings per common share and per preferred share as adjusted to reflect the reverse share split.
Pages 8-16
Portions of Note 1 (General information, basis of presentation of the consolidated interim financial statements and other information) have been modified, including the addition of an explanation of the reverse share split and a table describing the impact thereof on the earnings per share.

Page 28	The table presenting Santander Brasil’s outstanding share capital has been amended to reflect the reverse share split.
Page 29
Each of the tables presenting Santander Brasil’s dividends and interest on capital has been amended to reflect the reverse share split. In addition, the description of Santander Brasil's treasury shares has been amended to reflect the reverse share split.

Page 37	The principal shareholder table has been amended to reflect the reverse share split.

Except for these specific amendments, we have not made any modifications or updates to the original filing, and all other information contained in the original filing remains unchanged. Other than as described in the table above, this amendment does not describe other information or development occurring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. In addition, unless otherwise specifically indicated, we have not made any modifications or updates to the original filing to reflect the reverse share split. This amendment should be read in conjunction with our filings with the Securities and Exchange Commission subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON REVIEW

To the Shareholders and Management of
Banco Santander (Brasil) S.A.
São Paulo - SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. (“Bank”) as of March 31, 2014 and the related statements of income, comprehensive income, the changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

Emphasis on restatement of the interim consolidated financial information

On April 28, 2014 we issued an unqualified Independent Auditors’ Report on Review on the Banco Santander (Brasil) S.A. Consolidated Financial Information for the three-month period ended March 31, 2014, its subsidiaries and special purpose entities. As mentioned in note 1.m, the consolidated statement of income for the three-month period ended March 31, 2014 has been restated to reflect the earnings per share attributable to the classes of common and preferred shares separately, as well as the effect of reverse stock split, effective on June 2, 2014, subsequent to the balance sheet date, that have been applied retrospectively, both in accordance with IAS 33

(Earnings per Share). Our conclusion does not contain any qualification related to this subject, since the consolidated statements of income has been adjusted retrospectively.

Other issues

Statements of value added

We have also reviewed the consolidated statement of value added (DVA) mentioned in note 16.e) as complimentary information, for the three-month period ended March 31, 2014, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and is considered as supplemental information for International Financial Reporting Standards - IFRS that does not require the presentation of DVA. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the consolidated interim financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, June 18, 2014

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Reais

ASSETS	Note	3/31/2014	12/31/2013

Cash and Balances With The Brazilian Central Bank		60,216,151	51,714,210

Financial Assets Held For Trading	4-a	32,369,686	30,218,787
Debt instruments		26,059,456	22,840,499
Equity instruments		488,694	477,577
Trading derivatives	16-a	5,821,536	6,900,711

Other Financial Assets At Fair Value Through Profit Or Loss	4-a	1,341,782	1,298,296
Loans and amounts due from credit institutions		38	112
Debt instruments		98,871	105,850
Equity instruments		1,242,873	1,192,334

Available-For-Sale Financial Assets	4-a	62,133,244	46,287,082
Debt instruments		60,754,673	44,957,272
Equity instruments		1,378,571	1,329,810

Loans and Receivables	4-a	237,333,564	258,777,511
Loans and amounts due from credit institutions		26,683,927	46,043,184
Loans and advances to customers	14	210,649,637	212,734,327

Hedging Derivatives	16-a	178,794	322,817

Non-Current Assets Held For Sale	5	373,672	274,730

Investments in Associates and Joint Ventures	6	1,087,457	1,063,803

Tax Assets		21,595,680	22,060,488
Current		2,950,523	2,862,789
Deferred		18,645,157	19,197,699

Other Assets		5,375,802	5,084,668

Tangible Assets		6,720,448	6,885,927

Intangible Assets		29,009,969	29,064,376
Goodwill	8-a	27,221,332	27,217,565
Other intangible assets	8-b	1,788,637	1,846,811

Total Assets		457,736,249	453,052,695

The accompanying Notes and Appendix I are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	3/31/2014	12/31/2013

Financial Liabilities Held For Trading	9-a	14,503,597	13,554,306
Trading derivatives	16-a	4,048,968	5,417,795
Short positions		10,454,629	8,136,511

Financial Liabilities at Amortized Cost	9-a	337,558,341	329,700,620
Deposits from Brazilian Central Bank and deposits from credit institutions		34,676,652	34,032,289
Customer deposits		206,027,571	200,155,677
Debt securities		62,062,634	65,300,548
Subordinated debts		8,615,559	8,906,144
Debt Instruments Eligible to Compose Capital	9-b.5	5,723,665	-
Other financial liabilities		20,452,260	21,305,962

Hedging Derivatives	16-a	541,850	628,983

Provisions	10-a	10,575,852	10,892,388
Provisions for pensions funds and similar obligations		3,081,516	3,043,311
Provisions, judicial and administrative proceedings, commitments and other provisions		7,494,336	7,849,077

Tax Liabilities		12,361,775	11,693,338
Current		10,696,624	10,069,745
Deferred		1,665,151	1,623,593

Other Liabilities		5,252,258	4,927,758

Total Liabilities		380,793,673	371,397,393

Stockholders' Equity	11	78,383,801	83,339,506
Capital		56,806,384	62,634,585
Reserves		20,808,803	17,673,134
Treasury shares		(404,776)	(291,707)
Profit for the period attributable to the Parent		1,393,390	5,723,494
Less: Dividends and remuneration		(220,000)	(2,400,000)

Other Comprehensive Income		(1,751,121)	(1,973,305)

Stockholders' Equity Attributable to the Parent		76,632,680	81,366,201

Non - Controlling Interests		309,896	289,101

Total Stockholders' Equity		76,942,576	81,655,302
Total Liabilities and Stockholders' Equity		457,736,249	453,052,695

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Reais, except for per share data
	Note	1/1 to 3/31/2014	1/1 to 3/31/2013

Interest and similar income		13,877,585	12,141,411
Interest expense and similar charges		(6,866,370)	(4,809,068)
Interest Net Income		7,011,215	7,332,343
Income from equity instruments		2,294	2,658
Income from companies accounted for by the equity method	6-b	27,284	20,822
Fee and commission income		2,602,703	2,586,475
Fee and commission expense		(587,094)	(595,500)
Gains (losses) on financial assets and liabilities (net)		509,691	1,013,362
Financial assets held for trading		430,448	383,494
Other financial instruments at fair value through profit or loss		47,497	24,722
Financial instruments not measured at fair value through profit or loss		8,396	602,548
Other		23,350	2,598
Exchange differences (net)		121,240	(48,560)
Other operating income (expense)		(134,717)	(94,850)
Total Income		9,552,616	10,216,750
Administrative expenses	12	(3,309,389)	(3,310,769)
Personnel expenses		(1,712,725)	(1,715,761)
Other administrative expenses		(1,596,664)	(1,595,008)
Depreciation and amortization		(302,298)	(314,606)
Tangible assets		(190,146)	(179,068)
Intangible assets		(112,152)	(135,538)
Provisions (net)		(444,267)	(312,085)
Impairment losses on financial assets (net)		(2,909,066)	(3,896,622)
Loans and receivables	4-b.2	(2,909,066)	(3,896,622)
Impairment losses on other assets (net)		(3,375)	(24,237)
Other intangible assets		(586)	-
Other assets		(2,789)	(24,237)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		375	169
Gains (losses) on non-current assets held for sale not classified as discontinued operations		1,644	76,690
Operating Profit Before Tax		2,586,240	2,435,290
Income taxes		(1,169,179)	(867,964)
Net Profit from Continuing Operations		1,417,061	1,567,326
Discontinued Operations		-	9,496
Consolidated Profit for the Period		1,417,061	1,576,822
Profit attributable to the Parent		1,393,390	1,564,168
Profit (loss) attributable to non-controlling interests		23,671	12,654

	1/1 to 3/31/2014	1/1 to 3/31/2013
EARNINGS PER SHARE - Continued and Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	175.65	196.68
Preferred Shares	193.22	216.35
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	175.57	196.63
Preferred Shares	193.13	216.29
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares	676,295	759,148
Preferred Shares	717,095	805,020
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares	676,289	759,144
Preferred Shares	717,101	805,024

EARNINGS PER SHARE - Continued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	175.65	195.49
Preferred Shares	193.22	215.03
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	175.57	195.43
Preferred Shares	193.13	214.98
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares	676,295	754,539
Preferred Shares	717,095	800,133
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares	676,289	754,535
Preferred Shares	717,101	800,137

EARNINGS PER SHARE - Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	-	1.19
Preferred Shares	-	1.31
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	-
Common Shares	-	1.19
Preferred Shares	-	1.31
Net Profitable attributable - basic (Brazilian Reais - R$)	-
Common Shares	-	4,609
Preferred Shares	-	4,887
Net Profitable attributable - diluted (Brazilian Reais - R$)	-
Common Shares	-	4,609
Preferred Shares	-	4,887

Weighted average share outstanding (in thousands) - Basic
Common Shares	3,850,229	3,859,823
Preferred Shares	3,711,370	3,720,964
Weighted average share outstanding (in thousands) - Diluted
Common Shares	3,851,983	3,860,852
Preferred Shares	3,713,124	3,721,993

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Reais
	1/01 to 3/31/2014	1/01 to 3/31/2013
Consolidated Profit for the Period	1,417,061	1,576,822

Other comprehensive income which may be reclassified to net income:	224,928	(711,510)

Available-for-sale financial assets	179,794	(781,722)
Valuation adjustments	282,936	(484,494)
Amounts transferred to income statement	(8,396)	(655,983)
Income taxes	(94,746)	358,755

Cash flow hedges	45,134	70,212
Valuation adjustments	82,887	140,232
Amounts transferred to income statement	1,829	(163)
Income taxes	(39,582)	(69,857)

Net investment hedge	(49,374)	(49,427)
Net investment hedge	(82,290)	(82,377)
Income taxes	32,916	32,950

Exchange on investments Abroad	49,374	49,427
Exchange on investments Abroad	82,290	82,377
Income taxes	(32,916)	(32,950)

Other comprehensive income which may not be reclassified to net income:	(7,110)	-

Defined Benefits plan	(7,110)	-
Defined Benefits plan	(10,633)	-
Income taxes	3,523	-

Total Comprehensive Income	1,634,879	865,312

Attributable to the parent	1,615,574	852,658
Attributable to non-controlling interests	19,305	12,654
Total	1,634,879	865,312

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Reais

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests	Total Stockholders´ Equity
									Other Comprehensive Income
	Note	Share Capital	Capital increase	Reserves	Treasury shares	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available-for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2012 -adjusted		62,634,585	-	14,644,576	(170,562)	5,482,606	(2,670,000)	79,921,205	1,760,671	(2,524,325)	182,046	(440,601)	78,898,996	237,130	79,136,126

Total comprehensive income		-	-	-	-	1,564,168	-	1,564,168	(781,722)	-	(49,427)	119,639	852,658	12,654	865,312
Appropriation of net profit		-	-	5,482,606	-	(5,482,606)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital		-	-	(2,670,000)	-	-	2,370,000	(300,000)	-	-	-	-	(300,000)	-	(300,000)
Share based payment		-	-	8,660	-	-	-	8,660	-	-	-	-	8,660	-	8,660
Treasury shares		-	-	-	17,348	-	-	17,348	-	-	-	-	17,348	-	17,348
Results of treasury shares		-	-	(1)	-	-	-	(1)	-	-	-	-	(1)	-	(1)
Other		-	-	-	-	-	-	-	-	-	-	-	-	38,050	38,050
Balances at March 31, 2013		62,634,585	-	17,465,841	(153,214)	1,564,168	(300,000)	81,211,380	978,949	(2,524,325)	132,619	(320,962)	79,477,661	287,834	79,765,495

Balances at December 31, 2013		62,634,585	-	17,673,134	(291,707)	5,723,494	(2,400,000)	83,339,506	(471,945)	(1,332,264)	(57,209)	(111,887)	81,366,201	289,101	81,655,302

Total comprehensive income		-	-	-	-	1,393,390	-	1,393,390	179,794	(2,744)	49,374	(4,240)	1,615,574	19,305	1,634,879
Appropriation of net profit for the year		-	-	5,723,494	-	(5,723,494)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	-	(2,400,000)	-	-	2,180,000	(220,000)	-	-	-	-	(220,000)	-	(220,000)
Share based payments	13-a.1	-	-	(2,513)	-	-	-	(2,513)	-	-	-	-	(2,513)	-	(2,513)
Treasury shares	11-c	-	-	-	(70,877)	-	-	(70,877)	-	-	-	-	(70,877)	-	(70,877)
Capital restructuring	11-d	(6,000,000)	171,799	(185,312)	(42,192)	-	-	(6,055,705)	-	-	-	-	(6,055,705)	-	(6,055,705)
Other		-	-	-	-	-	-	-	-	-	-	-	-	1,490	1,490
Balances at March 31, 2014		56,634,585	171,799	20,808,803	(404,776)	1,393,390	(220,000)	78,383,801	(292,151)	(1,335,008)	(7,835)	(116,127)	76,632,680	309,896	76,942,576

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Reais
	Note	1/01 to 3/31/2014	1/01 to 3/31/2013
1. Cash Flows From Operating Activities
Consolidated income for the period		1,417,061	1,576,822
Adjustments to profit		3,737,633	3,739,409
Depreciation of tangible assets		190,146	179,068
Amortization of intangible assets		112,152	135,538
Impairment losses on other assets (net)		3,375	24,237
Provisions and Impairment losses on financial assets (net)		3,353,333	4,208,707
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(2,019)	(76,859)
Share of results of entities accounted for using the equity method	6-a	(27,284)	(20,822)
Changes in deferred tax assets and liabilities		463,295	(636,762)
Discontinued operations		-	488
Others		(355,365)	(74,186)
Net (increase) decrease in operating assets		(28,666,436)	992,641
Balance with the Brazilian Central Bank		5,279,426	(1,030,036)
Financial assets held for trading		(2,180,595)	4,081,615
Other financial assets at fair value through profit or loss		(44,040)	(14,675)
Available-for-sale financial assets		(15,282,356)	(161,176)
Loans and receivables		(16,041,515)	(1,736,849)
Other assets		(397,356)	(145,986)
Discontinued operations		-	(252)
Net increase (decrease) in operating liabilities		9,423,046	4,264,047
Financial liabilities held for trading		949,291	(1,043,540)
Financial liabilities at amortized cost		8,168,996	5,039,413
Other liabilities		304,759	267,922
Discontinued operations		-	252
Paid tax		(211,947)	(855,178)
Total net cash flows from operating activities (1)		(14,300,643)	9,717,741

2. Cash Flows From Investing Activities
Investments		(174,629)	(428,734)
Increase / Acquisition of Investments in associates		-	(42,647)
Tangible assets	7	(73,437)	(219,610)
Intangible assets		(101,192)	(166,477)
Disposal		19,406	5,495
Tangible assets		1,904	5,495
Dividends and interest on capital received		17,502	-
Total net cash flows from investing activities (2)		(155,223)	(423,239)

3. Cash Flows From Financing Activities
Acquisition of own shares		(126,584)	17,348
Reduction of capital	11-d	(6,000,000)	-
Issuance of Debt Instruments Eligible to Compose Capital		6,000,000	-
Issuance of other long-term liabilities	9-b.5	12,249,461	12,881,478
Dividends paid and interest on capital		(1,457,728)	(1,144,132)
Payments of subordinated liabilities	9-b.4	(509,836)	-
Payments of other long-term liabilities	9-b.3	(16,374,239)	(11,140,230)
Decrease in non-controlling interests		1,490	38,467
Total net cash flows from financing activities (3)		(6,217,436)	652,931
Net Increase in Cash (1+2+3)		(20,673,302)	9,947,433
Cash and cash equivalents at beginning of period		37,988,003	19,617,679
Cash and cash equivalents at end of period		17,314,701	29,565,112

Cash and cash equivalents components
Cash		17,315	4,053,018
Loans and other		17,297,386	25,512,094
Total of cash and cash equivalents		17,314,701	29,565,112

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		121,727	(100,159)
Dividends and interest on capital declared but not paid	11-b	220,000	300,000

Supplemental information
Interest received		14,003,614	11,792,986
Interest paid		6,986,564	4,453,298

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Reais - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and through its subsidiaries carries out its operations through two segments (note 14): Commercial Bank and Global Wholesale Bank, which operates with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated interim financial statements for the period ended on March 31, 2014 were authorized for issue by the Board of directors at the meeting held on June 18, 2014.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS). The interim condensed consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at December 31, 2012. The same accounting policies and methods of computation are followed in the interim financial statements as compared the most recent annual financial statements. The same accounting policies and methods of computation are followed in the interim financial statement as compared with the most recent annual finacial statements.

The same accounting policies and methods of computation are followed in the interim financial statement as compared with the most recent annual financial statements.

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as issued by the IASB. To properly understand the information in these interim financial statements, this should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2013.

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective on January 1, 2014. The following standards and interpretations that are applicable to the Bank:

• Amendments to IAS 32 - Financial Instruments - Presentation - added guidance on offsetting financial assets and financial liabilities.

• IAS 36 - Impairment of assets - added guidance on the disclosure of recoverable amounts of non-financial assets.

• IAS 39 - Impairment of assets - added guidance clarifying that there is not necessary to discontinue "hedge accounting" whether the derivative instrument is renewed, provided that certain criteria are reached.

• Amendments to IFRS 7 - Financial Instruments: Disclosured - encourages improvements of qualitative disclosures in the terms of quantitative information to assist users in the comparison of financial statements.

• Investments: Amendments to IFRS 10, IFRS 12 and IAS 27 - These amendments provide an exception to the consolidation rules of IFRS 10 to parent, which fall the definition of investment entities.

The application of the aforementioned accounting standards and interpretations did not have any material effects on our financial statements.

Standards and interpretations that will be effective after March 31, 2014

The Bank has not yet adopted the following IFRS or new or revised interpretations, that have been issued, but whose effective date will be after the date of these financial statements:

• Amendments to IAS 19, Employee Benefits: Defined Benefit Plans - Employee Contributions (mandatory for reporting periods beginning on or after July 1, 2014, early application permitted) - these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without the need to make calculations to attribute the reduction to each year of service.

The Bank is currently analyzing the possible effects of these new standards and interpretations.

• IFRS 9 – Financial Instruments: Classification and Measurement and Hedge Accounting (without a defined mandatory effective date), which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets and hedge accounting. IFRS 9 presents significant differences regarding financial assets with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analyses only for assets measured at amortized cost and the non-separation of embedded derivatives in financial contracts. The main change introduced with regard to financial liabilities affects liabilities that an entity elects to measure at fair value. The portion of the change in the fair value of these liabilities attributable to changes in the entity’s own credit risk must be presented in Valuation adjustments instead of in the income statement. In relation to hedge accounting, the new model attempts to align the accounting rules with risk management. The three accounting methods of hedge under the current standard are maintained (cash flow hedges, fair value hedges and hedges of net investments in foreign operations). However, there are very significant changes with respect to IAS 39 in several areas such as hedged items, hedging instruments, accounting for the time value of options and effectiveness assessment.

On November 19, 2013, the IASB announced the completion of a package of changes to the accounting requirements for financial instruments. These amendments relate to the requirements for classification and measurement as well as the expected credit loss impairment model to be included in IFRS 9. Once those deliberations are complete, the IASB expects to publish a final version of IFRS 9, mandatory for reporting periods beginning on or after January 1, 2018.

• IFRS 15: IFRS 15 was issued in May 2014 and applies to an annual report period beginning on or after 1 January 2017. The standard specifies how and when an IFRS reporter will recognise revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The bank is currently assessing the impact of the standard upon its adoption.

The Bank expects the adoption of the above-mentioned standard to have a material effect on the consolidated financial statements taken as a whole, and those impacts are under analyses as the Bank follow the IASB deliberations.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses and disclosure notes.

The main estimates are further discussed on the December 31, 2013, 2012 and 2011 consolidated financial statements. In the period ended on March 31, 2014 there were no significant changes in the estimates made at 2013 year-end besides those indicated in these interim financial statements.

d) Provisions, Contingent assets and liabilities

Note 2 to the Bank's consolidated financial statements for the year ended December 31, 2013, 2012 and 2011 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2013 and March 31, 2014 these interim financial statements' reporting date.

e) Comparative information

These interim financial statements include the comparable interim period of March 31, 2013 for the income statement, statement of comprehensive income, statements of changes in equity and statement of cash flows. A comparative statement of financial position is also provided as of December 31, 2013.

f) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the three-month period ended March 31, 2014.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in values and with original maturity lower than ninety days were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

i) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Reais, functional currency and presentation of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

j) Funding, notes issued and other liabilities

Funding Instruments are recognized initially at fair value, considering basically as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

Attending the characteristics described in IAS 32 – Financial Instruments: Presentation.

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The liabilities’ valuation occurs in accordance with negotiated rates and adjusted by the effect of exchange rate variation, if denominated in foreign currency. While the equity component’s initial recognition occurs considering the fair value amount, if it is different from zero.

The valuation of this instrument is associated with the equity component and the Bank’s discretionary interest payment, which determines this interest recognition as equity. The foreign currency variation gain or loss, are recognized in the income statement representing the difference between the functional currency and the foreign exchange rate that the instrument was issued.

The relevant details of these issued instruments are described in note 9-b.5 and 11-d.

l) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 2 generally includes internal models to estimate the price, in this case are used observable inputs in active markets.; and

Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Others financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Agricultural Debt Securities (TDA and Debentures) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, to the valuation of financial instruments (basically swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

In the pricing of the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in stock and do not have an observable data in a active market were classified as Level 3, and are composed mainly of exotic derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended March 31, 2014 and December 31, 2013 classified based on several measurement methods adopted by the Bank to determine fair value:

	3/31/2014
Thousands of Reais	Level 1	Level 2	Level 3	Total
Financial assets held for trading	30,325,481	2,040,875	3,330	32,369,686
Debt instruments	25,721,647	337,810	-	26,059,457
Equity instruments	485,363	-	3,330	488,693
Trading derivatives	4,118,471	1,703,065	-	5,821,536
Other financial assets at fair value through profit or loss	507,476	232,712	601,594	1,341,782
Loans and amounts due from credit institutions	-	38	-	38
Debt instruments	-	98,871	-	98,871
Equity instruments	507,476	133,803	601,594	1,242,873
Available-for-sale financial assets	49,416,382	12,162,077	554,785	62,133,244
Debt instruments	48,592,596	12,162,077	-	60,754,673
Equity instruments	823,786	-	554,785	1,378,571
Hedging derivatives (assets)	139,814	38,980	-	178,794
Financial liabilities held for trading	13,419,622	1,083,975	-	14,503,597
Trading derivatives	2,964,993	1,083,975	-	4,048,968
Short positions	10,454,629	-	-	10,454,629
Hedging derivatives (liabilities)	490,186	51,664	-	541,850

			12/31/2013
Thousands of Reais			Level 1	Level 2	Level 3	Total
Financial assets held for trading			28,193,318	2,022,142	3,327	30,218,787
Debt instruments			22,394,344	446,155	-	22,840,499
Equity instruments			473,202	1,048	3,327	477,577
Trading derivatives			5,325,772	1,574,939	-	6,900,711
Other financial assets at fair value through profit or loss			753,893	210,242	334,161	1,298,296
Loans and amounts due from credit institutions			-	112	-	112
Debt instruments			-	105,850	-	105,850
Equity instruments			753,893	104,280	334,161	1,192,334
Available-for-sale financial assets			33,962,431	11,811,180	513,471	46,287,082
Debt instruments			33,146,090	11,811,180	-	44,957,270
Equity instruments			816,341	-	513,471	1,329,812
Hedging derivatives (assets)			293,546	29,271	-	322,817
Financial liabilities held for trading			11,934,099	1,620,207	-	13,554,306
Trading derivatives			3,797,588	1,620,207	-	5,417,795
Short positions			8,136,511	-	-	8,136,511
Hedging derivatives (liabilities)			608,478	20,505	-	628,983

The following table shows the changes that occurred during the period of December 31, 2013 and the first quarter of 2014 for level 3:

	Fair Value 12/31/2013	Gains/ losses (Realized-Not Realized)	Transfers to Level 3	Additions	Charge-offs	Fair value 3/31/2014
Financial assets held for trading	3,327	3	-	-	-	3,330
Other financial assets at fair value through profit or loss	334,161	(11,980)	281,999	-	(2,586)	601,594
Available-for-sale financial assets	513,471	1,495	39,887	-	(68)	554,785
Financial liabilities held for trading	-	-	-	-	-	-

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

m) Restatement of earnings per share and subsequent Share Bonus and Reverse Share Split

Subsequent to the issuance of the Bank's 2014 quarterly financial information, which was originally approved for issuance by the Board of Directors on April 28, 2014, the Bank's management determined the presentation of earnings per share information should be modified to include basic and diluted earnings per share information for each common and preferred class of shares. As a result, the earnings per share information for the three-month periods ended March 31, 2014 and 2013 have been restated from the amounts previously reported. The effects of this restatement had no impact on the Bank´s Consolidated Profit, consolidated balance sheets, consolidated statements of changes in total equity, consolidated statements of cash flows or consolidated statements of comprehensive income for any previously reported periods.

Additionally, as a result of the subsequent Share Bonus and Reverse Share Split transactions approved by the Bank´s shareholders on March 18, 2014 and effective for shareholders of record on June 2, 2014 (see details and additional information of these transaction at Notes 11, all share and per share information has been retrospectively adjusted for all periods presented to reflect the impacts of the Share Bonus and Reverse Share Split transactions.

The following details the earnings per share information (1) as previously reported, (2) as restated for the presentation for both common and preferred share classes, and (3) as adjusted for the impacts of the Share Bonus and Reverse Share Split transactions:

	1/1/2014 to 3/31/2014
	As reported	As Restated	As Adjusted

EARNINGS PER SHARE - Continued and Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	3.51
Common Shares		3.35	175.65
Preferred Shares		3.69	193.22
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	3.51
Common Shares		3.35	175.57
Preferred Shares		3.69	193.13
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		710,141	676,295
Preferred Shares		683,249	717,095
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		710,135	676,289
Preferred Shares		683,255	717,101

EARNINGS PER SHARE - Continued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	3.51
Common Shares		3.35	175.65
Preferred Shares		3.69	193.22
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	3.51
Common Shares		3.35	175.57
Preferred Shares		3.69	193.13
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		710,141	676,295
Preferred Shares		683,249	717,095
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		710,135	676,289
Preferred Shares		683,255	717,101

Weighted average share outstanding (in thousands) - Basic
Common Shares	211,762,622	211,762,622	3,850,229
Preferred Shares	185,221,376	185,221,376	3,711,370
Weighted average share outstanding (in thousands) - Diluted
Common Shares	211,575,842	211,859,063	3,851,983
Preferred Shares	185,034,596	185,309,050	3,713,124

	1/1/2013 to 3/31/2013
	As reported	As Restated	As Adjusted

EARNINGS PER SHARE - Continued and Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	3.93
Common Shares		3.75	196.68
Preferred Shares		4.13	216.35
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	3.93
Common Shares		3.75	196.63
Preferred Shares		4.13	216.29
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		797,140	759,148
Preferred Shares		767,028	805,020
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		797,136	759,144
Preferred Shares		767,032	805,024

EARNINGS PER SHARE - Continued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	3.91
Common Shares		3.73	195.49
Preferred Shares		4.11	215.03
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	3.91
Common Shares		3.73	195.43
Preferred Shares		4.10	214.98
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		792,300	754,539
Preferred Shares		762,372	800,133
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		792,296	754,535
Preferred Shares		762,376	800,137

EARNINGS PER SHARE - Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares		0.02	1.19
Preferred Shares		0.03	1.31
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares		0.02	1.19
Preferred Shares		0.03	1.31
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		4,839	4,609
Preferred Shares		4,657	4,887
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		4,839	4,609
Preferred Shares		4,657	4,887

Weighted average share outstanding (in thousands) - Basic
Common Shares	212,290,284	212,290,284	3,859,823
Preferred Shares	185,701,069	185,701,069	3,720,964
Weighted average share outstanding (in thousands) - Diluted
Common Shares	212,346,879	212,346,879	3,860,852
Preferred Shares	185,752,519	185,752,519	3,721,993

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 6.

3. Change in the scope of consolidation

a) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds. This operation generated a gain to Banco Santander of R$ 2,008 million before taxes (Tax effect R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at March 31, 2014 and December 31, 2013 is as follows:

	3/31/2014
	Trading Financial Assets	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	38	-	26,683,927	26,683,965
Of which:
Loans and amounts due from credit institutions, gross	-	38	-	26,830,424	26,830,462
Impairment losses (note 4-b.2)	-	-	-	(146,497)	(146,497)
Loans and advances to customers	-	-	-	210,649,637	210,649,637
Of which:
Loans and advances to customers, gross (1)	-	-	-	224,207,486	224,207,486
Impairment losses (note 4-b.2)	-	-	-	(13,557,849)	(13,557,849)
Debt instruments	26,059,456	98,871	60,754,673	-	86,913,000
Equity instruments	488,694	1,242,873	1,378,571	-	3,110,138
Trading derivatives	5,821,536	-	-	-	5,821,536
Total	32,369,686	1,341,782	62,133,244	237,333,564	333,178,276

	12/31/2013
	Trading Financial Assets	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	112	-	46,043,184	46,043,296
Of which:
Loans and amounts due from credit institutions, gross	-	112	-	46,211,607	46,211,719
Impairment losses (note 4-b.2)	-	-	-	(168,423)	(168,423)
Loans and advances to customers	-	-	-	212,734,327	212,734,327
Of which:
Loans and advances to customers, gross (1)	-	-	-	226,206,449	226,206,449
Impairment losses (note 4-b.2)	-	-	-	(13,472,122)	(13,472,122)
Debt instruments	22,840,499	105,850	44,957,272	-	67,903,621
Equity instruments	477,577	1,192,334	1,329,810	-	2,999,721
Trading derivatives	6,900,711	-	-	-	6,900,711
Total	30,218,787	1,298,296	46,287,082	258,777,511	336,581,676

(1) In March 31, 2014, the amount recorded on “Loans and advances to customers” related to loan portfolio assigned is R$349,949 (12/31/2013 – R$380,736), and R$344,102 (12/31/2013 – R$336,040) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2013, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated stockholders' equity under “Other Comprehensive Income”.

Charge or credit the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On March 31, 2014 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the three-months periods ended March 31, 2014 and 2013 were as follows:

			3/31/2014	3/31/2013
Balance at beginning of the period			13,640,545	14,041,579
Impairment losses charged to income for the period – Loans and receivables			3,052,992	4,141,679
Derecognized of impaired balances against recorded impairment allowance			(2,989,191)	(3,249,925)
Balance at end of the period			13,704,346	14,933,333
Recoveries of loans previously charged off			143,926	245,057

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$2,909,066 and R$3,896,622 in the three-months periods ended March 31, 2014 and 2013, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as "Loans and Receivables" considered to be impaired due to credit risk in the three-months periods ended March 31, 2014 and 2013 is as follows:

			3/31/2014	3/31/2013
Balance at beginning of the period			14,021,777	16,057,137
Net additions			3,469,045	3,714,166
Derecognized assets			(2,989,191)	(3,249,925)
Balance at end of the period			14,501,631	16,521,378

5. Non-current assets held for sale

At March 31, 2014 and December 31, 2013, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

6. Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions require the unanimous consent of all investors.

Significant Influence

Banco Santander considers investments classified as significant influence over the associates who have indication of board members.

a) Breakdown

			Participation %
Jointly Controlled by the Banco Santander	Activity	Country	3/31/2014	12/31/2013
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Financial	Brazil	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brazil	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)	Securitization	Brazil	13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil	11.11%	11.11%
BW Guirapá I S.A. (4)	Holding	Brazil	66.19%	-

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (3) (5)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1) (2)	Other Activities	Brazil	20.82%	20.82%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%
BW Guirapá I S.A. (4)	Holding	Brazil	-	40.57%

	Investments
	3/31/2014	12/31/2013

Jointly Controlled by the Banco Santander	610,910	512,999
Companhia de Crédito, Financiamento e Investimento RCI Brasil	485,493	467,362
Norchem Participações e Consultoria S.A. (1)	24,662	24,254
Cibrasec - Companhia Brasileira de Securitização (1)	10,077	10,298
Estruturadora Brasileira de Projetos S.A. - EBP (1)	8,402	11,085
BW Guirapá I S.A. (4)	82,276	-

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	449,112	434,993
Webmotors S.A. (3) (5)	323,611	316,784
Tecnologia Bancária S.A. - TECBAN (1) (2)	125,501	118,209

Significant Influence of Banco Santander	27,435	115,811
Norchem Holding e Negócios S.A. (1)	27,435	27,096
BW Guirapá I S.A. (4)	-	88,715
Total	1,087,457	1,063,803

	Results of Investments
	1/01 to 3/31/2014	1/01 to 3/31/2013

Jointly Controlled by the Banco Santander	13,194	20,605
Companhia de Crédito, Financiamento e Investimento RCI Brasil	18,131	18,469
Norchem Participações e Consultoria S.A. (1)	409	221
Cibrasec - Companhia Brasileira de Securitização (1)	(223)	(237)
Estruturadora Brasileira de Projetos S.A. - EBP (1)	(2,684)	2,152
BW Guirapá I S.A. (4)	(2,439)	-

Jointly Controlled by Santander Serviços	13,751	-
Webmotors S.A. (3) (5)	6,459	-
Tecnologia Bancária S.A. - TECBAN (1) (2)	7,292	-

Significant Influence of Banco Santander	339	217
Norchem Holding e Negócios S.A. (1)	339	217
Total	27,284	20,822

b) Changes

The changes in the balance of this item in the periods ended March 31, 2014 and 2013 were as follows:

Jointly Controlled by the Banco Santander	3/31/2014	3/31/2013
Balance at beginning of period	947,992	449,427
Change in the scope of consolidation (4)	88,715	-
Capital increases	-	108,272
Income from companies accounted for by the equity method	26,945	20,605
Write-off	(4,000)	-
Capital gains	368	-
Others	2	(2)
Balance at end of period	1,060,022	578,302

Significant Influence of Banco Santander
Balance at beginning of period	115,811	22,666
Change in the scope of consolidation (4)	(88,715)	-
Income from companies accounted for by the equity method	339	217
Balance at end of period	27,435	22,883

(1) Companies delayed by one month for the calculation of equity.

(2) Acquisition by Santander Serviços of shares issued by Tecban held by Santusa under a sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

(3) Was celebrated on June 21, 2013 an agreement with the objective of Carsales.com Limited (Carsales) participation in Webmotors’ capital (Transaction), a company indirectly controlled by Banco Santander, for R$180 million. The Transaction was implemented through the acquisition by the Carsales of new shares of Webmotors’ capital, representing 30% of all capital. Although the participation exceeds 50%, in accordance with the stockholders' agreement, Banco Santander and Carsales now joint control. This transaction generated a gain in Santander Serviços amounting R$119,961 related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital and R$169,775, related to the recognition of the fair value of the indirect remaining in Banco Santander of Webmotors’ capital of 42.5% (60.65% for the Bank's investment in the Santander Serviços’ capital under  70.00% of investment  to Santander Serviços for Webmotors S.A.), under IFRS 10 - Consolidated Financial Statements, these amounts were recorded in “Gains (losses) disposal of assets not classified as non-current assets held for sale.

(4) In June 2013, Bank endorsed R$95,000 and paid R$50,000 on BW Guirapá S.A. Capital's, and in October 2013 there was payment of share capital in the amount of R$45,000 without issuing new shares. In February 2014, the Bank increased its stake in BW Guirapa and will pay R$60,000 in capital. Because of this event taken place in 2014, was re-evaluated the nature of their involvement in society and consequently has changed significantly influence to joint control, since decision making is held together by the controllers.

(5) In March 7, 2014 was concluded acquisition by company Webmotors SA, 100% of the share capital of KM Locanet Ltda - ME ("Compreauto").
(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

No impairment was accounted with respect to investments in associates and joint ventures in the period ended on March 31, 2014 and December 31, 2013.

7. Tangible assets

a) Changes

In the three-months periods ended March 31, 2014 and 2013 were acquired tangible assets for R$73,437 and R$219,610, respectively. Also, in the three months ended March 31, 2014 there was no sale of tangible assets and in 2013 were sold tangible assets, being the book value of R$ 5,326, generating a gain of R$169.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended March 31, 2014 and 2013.

8. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 14).

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

Based on the assumptions described above has not identified any evidence of impairment.

	3/31/2014	12/31/2013
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/ Commercial Banking	27,217,565	27,217,565
BW Guirapá	3,767	-
Total	27,221,332	27,217,565

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

With finite lives:	Estimated Useful Life	3/31/2014	12/31/2013
IT developments	5 years	3,944,853	3,892,521
Other assets	Up to 5 years	346,728	345,343
Amortization		(2,217,008)	(2,104,856)
Impairment losses		(285,936)	(286,197)
Total		1,788,637	1,846,811

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at March 31, 2014 and December 31, 2013 is as follows:

	3/31/2014
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	34,676,652	34,676,652
Customer deposits	-	206,027,571	206,027,571
Marketable debt securities	-	62,062,634	62,062,634
Trading derivatives	4,048,968	-	4,048,968
Subordinated liabilities	-	8,615,559	8,615,559
Short positions	10,454,629	-	10,454,629
Debt Instruments Eligible to Compose Capital	-	5,723,665	5,723,665
Other financial liabilities	-	20,452,260	20,452,260
Total	14,503,597	337,558,341	352,061,938

	12/31/2013
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	34,032,289	34,032,289
Customer deposits	-	200,155,677	200,155,677
Marketable debt securities	-	65,300,548	65,300,548
Trading derivatives	5,417,795	-	5,417,795
Subordinated liabilities	-	8,906,144	8,906,144
Short positions	8,136,511	-	8,136,511
Other financial liabilities	-	21,305,962	21,305,962
Total	13,554,306	329,700,620	343,254,926

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

		3/31/2014	12/31/2013
Demand deposits (1)		206,393	251,134
Time deposits (2)		31,663,974	30,510,143
Repurchase agreements		2,806,285	3,271,012
Of which:
Backed operations with Private Securities (3)		413,104	373,256
Backed operations with Government Securities		2,393,181	2,897,756
Total		34,676,652	34,032,289
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lendings, locally and abroad, and other foreign credit.
(3) Refers basically to repurchase agreements backed by debentures own issue.

b.2) Customer deposits

					3/31/2014	12/31/2013
Demand deposits
Current accounts (1)					14,316,012	15,584,719
Savings accounts					35,023,334	33,589,050
Time deposits					81,434,010	81,350,739
Repurchase agreements					75,254,215	69,631,169
Of which:
Backed operations with Private Securities (2)					42,575,889	41,851,923
Backed operations with Government Securities					32,678,326	27,779,246
Total					206,027,571	200,155,677
(1) Non-interest bearing accounts.
(2) Refers basically to repurchase agreements backed by debentures own issue.

b.3) Marketable debt securities

					3/31/2014	12/31/2013
Real estate credit notes - LCI (1)					18,892,638	17,077,414
Bonds and other securities					11,390,908	15,903,376
Treasury Bills (3)					28,086,286	28,222,426
Securitization notes (MT100) (4)					1,911,781	2,247,237
Agribusiness credit notes - LCA (2)					1,740,185	1,681,646
Debentures (5)					40,836	168,449
Total					62,062,634	65,300,548
(1) LCI´s are fixed income securities underlied to mortgage loans and collateralized by mortgage or chatell mortgage on property. On March 31, 2014, there are maturities between 2014 and 2020.

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed at 85,0% to 100,0% of CDI and on March 31, 2014, have maturities between 2014 to 2015.

(3) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 31, 2014, have a maturity between 2014 to 2025.

(4) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.
(5) Debentures issued by the Santos Energia Participações S.A. in April 2013, with remuneration indexed to CDI + 1,60% p.a. maturing on April 12, 2014.

The changes in the balance of Marketable debt instruments in the three-months periods ended March 31, 2014 and 2013 were as follows:

					3/31/2014	12/31/2013
Balance at beginning of the period					65,300,548	54,012,018
Issues					12,249,461	12,881,478
Payments					(16,374,239)	(11,140,230)
Interest					1,372,050	876,748
Exchange differences and Others					(485,186)	(433,468)
Balance at end of the period					62,062,634	56,196,546

The Composition of "Eurobonds and other securities" is as follows:

				Interest	3/31/2014	12/31/2013
	Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	mar - 11	mar - 14	US$	Libor + 2,1%	-	2,813,498
Eurobonds	apr and nov - 10	apr - 15	US$	4.5%	1,920,056	1,971,183
Eurobonds	jan and jun - 11	jan - 16	US$	4.3%	1,910,164	2,005,381
Eurobonds	feb and sep - 12	feb - 17	US$	4.6%	3,047,966	3,210,407
Eurobonds (2)	mar and may - 13	mar - 16	R$	8.0%	1,258,044	1,283,821
Eurobonds (2)	jun - 11	dec - 14	CHF	3.1%	387,919	395,378
Eurobonds (2)	apr - 12	apr - 16	CHF	3.3%	396,593	404,185
Eurobonds	mar - 13	apr - 18	US$	4,5% a 8,4% (1)	775,541	786,587
Eurobonds (2)	jun - 13	jun - 15	CHF	1.1%	324,421	332,147
Others (2)					1,370,204	2,700,789
Total					11,390,908	15,903,376

(1) The operation has compound interest flow: to april 17, 2013 equal 4.5% p.a., in period april 18, 2013 to the october 17, 2017 equal 8.4% p.a. and october 18, 2017 to the april 17, 2018 equal 7.0% p.a.

(2) Includes R$2,369,054 (12/31/2013 - R$2,423,571) in cash flow hedge operations, being R$1,258,044 indexed in Reais (12/31/2013 - R$1,283,821), R$964,284 indexed on foreign currency - Swiss Franc (12/31/2013 - R$983,819), R$91,525 in Chilean Peso (12/31/2013 - R$97,887) and R$55,201 in Iuan (12/31/2013 - R$58,044), and R$324,421 for market risk hedge operations indexed to foreign currency - Swiss Franc (12/31/2013 - R$332,147).

On March 31, 2014 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

The Composition of "Securitization notes - MT100" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a.) (1)		3/31/2014	12/31/2013
Series 2008-1	may - 08	mar - 15	US$	6.2%		96,986	150,645
Series 2008-2 (2)	aug - 08	sep - 17	US$	Libor (6 months) +0.8%		905,524	940,146
Series 2009-1	aug - 09	sep - 14	US$	Libor (6 months) + 2.1%		19,674	40,593
Series 2009-2	aug - 09	sep - 19	US$	6.3%		93,006	105,135
Series 2010-1	dec - 10	mar - 16	US$	Libor (6 months) + 1.5%		323,470	420,537
Series 2011-1	may - 11	mar - 18	US$	4.2%		201,414	237,020
Series 2011-2	may - 11	mar - 16	US$	Libor (6 months) + 1.4%		271,707	353,161
Total						1,911,781	2,247,237
(1) With charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from march, 2015 (the period of this series was extended by three years in August, 2011).

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

						3/31/2014	12/31/2013
		Issuance	Maturity(1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Liabilities		jun - 06	jul - 16	R$1,500	105.0% CDI	3,390,240	3,306,909
Subordinated Liabilities		oct - 06	sep - 16	R$850	104.5% CDI	1,833,206	1,788,358
Subordinated Liabilities		jul - 07	jul - 14	R$885	104.5% CDI	1,726,750	1,684,508
Subordinated Liabilities		jul to oct - 06	jul - 16 to jul - 18	R$447	104.5% CDI	995,138	970,794
Subordinated Liabilities		jan- 07	jan- 14	R$250	104.5% CDI	-	508,655
Subordinated Liabilities		may to jun - 08	may - 13 to may - 18	R$283	CDI (2)	104,400	101,659
Subordinated Liabilities		may to jun - 08	may - 13 to jun - 18	R$268	IPCA (3)	383,841	368,401
Subordinated Liabilities		nov - 08	nov - 14	R$100	120,5% CDI	181,984	176,860
Total						8,615,559	8,906,144
(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the extended consumer price index plus interest of 8,3% p.a. to 8,4% p.a.

Changes in the balance of "Subordinated liabilities" in three-months period ended March 31, 2014 and 2013 were as follows:

						3/31/2014	3/31/2013
Balance at beginning of the period						8,906,144	11,919,151
Payments						(509,836)	(726,427)
Interest						219,251	214,114
Balance at end of the period						8,615,559	11,406,838

b.5) Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 11.d), are as follows :

							3/31/2014
	Issuance		Maturity	Issuance Value	Interest Rate (p.a.) (3)		Total
Tier I (1)	jan-14	no maturity (perpetual)		R$3,000	7.4%		2,865,766
Tier II (2)	jan-14		jan-24	R$3,000	6.0%		2,857,899
Total							5,723,665
(1) Interest quarterly paid from April 29, 2014.
(2) The interest payable semiannually from July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in three-months period ended March 31, 2014 and 2013 were as follows:

		3/31/2014
Balance at beginning of the period		-
Issues		6,000,000
Interest payment Tier I (1)		42,192
Interest payment Tier II (2)		34,326
Foreign exchange variation		(352,853)
Balance at end of the period		5,723,665
(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I was recorded against the stockholders' equity account (nota 11-d).
(2) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier II was recorded against income for the period as "Interest expense and similar charges".

10. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

	3/31/2014	12/31/2013
Provisions for pension funds and similar obligations	3,081,516	3,043,311
Provisions for judicial and administrative proceedings, commitments and other provisions	7,494,336	7,849,077
Judicial and administrative proceedings under the responsibility of former controlling stockholders	834,389	954,325
Judicial and administrative proceedings	5,466,387	5,382,320
Of which:
Civil	1,662,880	1,641,199
Labor	1,987,564	1,938,355
Tax and Social Security	1,815,943	1,802,766
Others provisions (1)	1,193,560	1,512,432
Total	10,575,852	10,892,388

(1) Include fund to cover the impacts of projects aimed at improving operational productivity and efficiency recorded under “Provisions (net)”, provision for compensation fund for salary variation (FCVS) and others provisions.

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving civil, labor, tax and social security matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and on the opinion of the in-house and outside legal counsel. Banco Santander's policy is to accrue the full amount of the potential risk of loss whose valuation is classified as probable. The statutory tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses with respect to judicial and administrative proceedings as follows:

b.1) Tax and Social Security Judicial and Administrative Proceedings

The Bank and its subsidiaries adhered, in the end of 2013, the program of installments and cash payment of tax and social security debts established by Law 12.865/13 (Articles 17 and 39).

The main case included in the program is the lawsuit claiming the application of Law 9.718/98 for Banco ABN Amro Real, succeeded by Banco Santander. This lawsuit comprehend PIS and COFINS social contributions from September 2006 to April 2009, this case had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/98. Other administrative and judicial proceedings were also included this program.

The accounting effects in all the cases included in the program, were registered in 2013. As a result, contingent tax liabilities were paid in the amount of R$2,053,822, through payment of R$1,389,501 and the conversion judicial deposits of R$155,020. The gain recorded in 2013 was R$504,859 before taxes.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$9,156,942 (12/31/2013 - R$8,593,676 ): The Bank and its subsidiaries filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,261,105 (12/31/2013 - R$1,217,935) – TThe Bank and its subsidiaries filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11.727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, new law established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$52,874 (12/31/2013 - R$52,489) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$596,739 (12/31/2013 - R$545,337): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$356,965 (12/31/2013 - R$332,259): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

b.2) Labor judicial and administrative proceedings

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel, and the provisions are recognized based on such assessment of losses by the legal counsel.

b.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of implementing various economic plans of the government, (2) actions arising from loan agreements, (3) enforcement actions, and (4) actions for compensation for damages. For civil lawsuits considered common and similar in nature, the provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Lawsuits for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. The Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$9.7 billion, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service of Brazil issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against the former Banco Santander. The tax assessments refer to the collection of “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco Santander to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – CARF). However this decision was reversed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of March 31, 2014 amounts related to these claims are approximately R$610 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. We also had a favourable decision with in the 2003 tax period. In relation to 2004, we had another favorable decision in CARF, However, It is appealed. Proceedings related to tax years 2005 to 2006 are ongoing. On March 31, 2014 amounts related to this period are approximately R$144 million.

• Credit Losses - The Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services of Brazil claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of March 31, 2014 the amount related to this challenge is approximately R$605 million.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain PLR items. As of March 31, 2014 amounts related to these proceedings totaled approximately R$1,074 million.

• IRPJ and CSLL - Capital Gain - TThe Brazilian Federal Revenue Service issued a tax assessment against Zurich Santander Brasil Seguros e Previdência S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of March 31, 2014 the amount related to this proceeding is approximately R$236 million.

The labor lawsuits classified as possible loss risk totaled R$0.1 billion, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired until May 22, 1975, filed as Banespa’s Retirees Association. The Superior Labor Court ruled against the Bank. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Chamber of the STF upheld the appeal by the Bank and denied the the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Plenum of the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$0.6 billion.

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$827,903, R$3,503 and R$2,983 (12/31/2013 - R$948,074, R$3,299 and R$2,952), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

11. Stockholders Equity

a) Capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value.

	3/3/2014			3/31/2013
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	336,022	362,791	698,812	346,006	372,775	718,780
Foreign Residents	3,533,828	3,368,200	6,902,028	3,523,844	3,358,216	6,882,060
Total	3,869,850	3,730,991	7,600,840	3,869,850	3,730,991	7,600,840
(-) Treasury shares	(25,347)	(25,347)	(50,695)	(18,572)	(18,572)	(37,144)
Total outstanding	3,844,502	3,705,643	7,550,146	3,851,278	3,712,419	7,563,696

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Banco.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	3/31/2014
		APO.S
		Common(*)	Preferred(*)	Units

Interim Dividends (1) (2)	99,807	12,6008	13,8609	1.386,0887
Intercalary Dividends (1) (2)	120,193	15,1745	16,6919	1.669,1929
Total	220,000	27,7753	30,5528	3.055,2816
(1) Established by the Board of Directors in March 2014.

(2) The amount of the interim dividend will be fully attributed to complementary and mandatory dividends, respectively, for the year 2014 and will be paid from August 28, 2014, without any compensation to the restatement.

	12/31/2013

		Common(*)	Preferred(*)	Units

Interest on capital (4)	300,000	37,7153	41,4868	4.148,6783
Interim Dividends (1) (5)	650,000	81,7268	89,8995	8.989,9454
Interim Dividends (2) (6)	450,000	56,6816	62,3497	6.234,9707
Interim Dividends (3) (7)	285,196	35,9422	39,5364	3.953,6379
Intercalary Dividends (3) (7)	714,804	90,0840	99,0924	9.909,2388
Total in December 31, 2013	2,400,000	302,1497	332,3647	33.236,4711

(1) Established by the Board of Directors in June 2013.
(2) Established by the Board of Directors in September 2013.
(3) Established by the Board of Directors in December 2013.
(4) The amount of interest on capital were allocated to the mandatory dividend for the year 2013 and both were paid on August 29, 2013, without monetary compensation.
(5) The amount of interim dividends were allocated to the additional dividends, for the year 2013 and were paid on August 29, 2013, without any compensation to monetary.

(6) The amount of interim dividends, R$144,473 were fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 were attributed to complementary dividends for the year 2013 and both were paid from February 26, 2014, without any compensation to monetary.

(7) The amount of interim dividends were fully attributed to mandatory dividends for the year 2013 and were paid on February 26, 2014 without any monetary compensation.

c) Treasury Shares

At the meeting held on July 29, 2013 the Board of Directors approved the extension, for one more year, the buyback program certificate of deposit of shares ("Units") which will begin on August 24, 2013, ending on August 24, 2014.

The current Buyback Program aims to: (1) maximize value creations for sharholders through efficient management of capital structure; (2) facilitate the payment of managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 76,008,403 Units, representing 4,180,462,165 (76,008,403.00 post-share bonus and reverse share split transactions) common shares and 3,800,420,150 (76,008,403.00 post-share bonus and reverse share split transactions) preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch; by Anymore CFI and/or by Sancap, corresponding on June, 30 2013 approximately 2% of the total share capital of the Bank.

In 2014, 4,417,000 Units were acquired, 2,433,553 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on March 31, 2014, amounting to 16,240,638 Units (12/31/2013 – 11,823,638 Units) equivalent to R$198,624 (12/31/2013 – R$177,122). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.00 and R$18.52. In 2014 was acquired 4,791,874 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 11,540,221 ADRs, in the current amount of R$163,960 (12/31/2013 - R$114,586). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.27 and US$10.21. The market value of these shares on March 31, 2014 was R$12.57 per Unit and US$5.57 per ADR. In the first quarter of 2014, due to the Optimization Plan PR, were also recorded interest in the amount of R$42,192 related to the issuance of the Debt Instruments Eligible to Compose Capital Tier I, totaling R$404,776 of treasury shares.

Additionally, during the period of three-months ended in March 31, 2014, treasury shares were not traded (12/31/2013 - loss of R$716) recorded directly in equity in capital reserves.

d) Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submited a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dolars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

The Notes have the following main characteristics in common: ( a) unitary value of, at least, US$150 and integral multiples of US$1.00 at that exceeds this minimum value , ( b ) The Notes may be redeemed or repurchased by Banco Santander (1) after the 5th anniversary from the date of issue of the Notes , the Bank at its own initiative or due to change in tax laws applicable to the Notes , or (2) at any time , because of the occurrence of certain regulatory events ; ( c ) the credits from the Notes may be granted as paid in capital increase of the Bank with the subsequent issuance of ordinary and preferred shares issued by the Bank, to the extent necessary to compose Units, if certain regulatory events defined in CMN Resolution 4.192/13 are verified.

On April 15, 2014, the Central Bank of Brazil approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Banco Santander filled a formal consultation to Bacen and CVM requesting about the model of recognizing the interest of the Notes Tier I aiming to ratify the adopted procedure (Note 1-j). This request is still pending on response by mentioned the regulators.

Bonus and Grouping of Shares

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) a reverse share split of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

After the bonus share and the reverse share split, the shareholder´s equity of Banco Santander of R$56,806,384 will be formed by 7,600,840,325 shares, being 3,869,849,668 common shares and 3,730,990,657 preferred shares, no par value.

The bonus share and reverse share split were approved by the Brazilian Central Bank on April 22, 2014 and its effective implementation will be on June 2, 2014.

In addition, in the first quarter of 2014 issuance costs in the amount of R$13,513 and interest of R$42,192 were recorded related Tier I eligible Notes.

12. Breakdown of income accounts

a) Personnel expenses

	1/01 to 3/31/2014	1/01 to 3/31/2013
Wages and salaries	1,104,519	1,084,048
Social security costs	283,841	281,950
Benefits	259,188	260,204
Defined benefit pension plans	5,457	13,945
Contributions to defined contribution pension funds	16,651	15,627
Share-based payment costs (1)	(157)	1,228
Training	10,280	19,614
Other personnel expenses	32,946	39,145
Total	1,712,725	1,715,761

(1) In 2014, was held revaluation of the new Incentive Plan (Deferral) for the year 2013, generating a reversal of R$6,265, excluding the balance of this reversal to compensation expense shares based would be R$6,108.

b) Other administrative expenses

	1/01 to 3/31/2014	1/01 to 3/31/2013
Property, fixtures and supplies	301,987	308,953
Technology and systems	280,498	256,441
Advertising	71,824	77,230
Communications	134,287	143,680
Per diems and travel expenses	34,181	40,013
Taxes other than income tax	17,302	13,363
Surveillance and cash courier services	148,466	139,318
Insurance premiums	4,065	3,269
Specialized and technical services	502,421	417,822
Technical reports	99,190	58,045
Other specialized and technical services	403,231	359,777
Other administrative expenses	101,633	194,919
Total	1,596,664	1,595,008

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

a) Local program

The Extraordinary stockholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise comprises between June 30, 2014 and June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Long-Term Incentive Plan – SOP 2013: It is a stock option plan with 3 years of vesting. The period for the exercise comprises between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares settled in cash, with vesting period of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery Units.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013/ SOP 2013	SOP, PI12 - PSP, PI13 - PSP and PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank		% of Exercisable Shares
1st		100%	50%	100%
2nd		75%	35%	75%
3th		50%	25%	50%
4th		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

	PSP 2013	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	SOP plan
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		2 years	2 years	2.72 years
Average Exercise Time		5 years	5 years	3.72 years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value of the Option Shares		R$5,96	R$6,45	R$7,19

The average value of shares SANB11 (Santander Brasil trading code name in the Brazilian Stock Exchange) in the period ended on March 31, 2014 is R$12.45 (12/31/2013 - R$14.07).

On the first quarter of 2014, daily pro-rata credits amounting R$2,485 (3/31/2013 - expenses of R$9,409), relating to the SOP plan and expenses amounting R$1,635 (3/31/2013 - credits of R$2,197) relating to the PSP plan. Also recorded in the period a loss with the movement of the market value of the share of the PSP Plan in the amount of R$1,808 as "Gains (losses) on financial assets and liabilities (net) - Others".

	Number of Units	Exercise Price in Reais	Year Granted	Employees	Date of Commencement of Exercise Period	Expiration Date of Exercise Period
Final Balance on December 31, 2012	25,915,376
Cancelled (PI 13 - PSP) options	(971,238)		2011	Managers	02/03/10	06/30/13
Cancelled (PI 14 - PSP) options	(86,465)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(2,352,431)	14.31	2011	Managers	10/26/11	06/30/16
Granted (SOP - 2013) options	12,240,000	14.43	2013	Managers	05/02/13	06/30/18
Granted (ILP - 2013) options	2,456,000		2013	Managers	08/13/13	06/30/16
Exercised (PI 13 - PSP) options	(324,760)		2011	Managers	02/03/10	06/30/13
Cancelled (SOP - 2013) options	(1,197,255)	14.43	2013	Managers	02/05/13	06/30/18
Cancelled (ILP - 2013) options	(6,800)		2013	Managers	08/13/13	06/30/16
Cancelled (PSP - 2013) options	(18,197)		2013	Managers	08/13/13	06/30/16
Final Balance on December 31, 2013	35,654,230
Cancelled (PI 14 - PSP) options	(17,032)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(143,526)	14.31	2011	Managers	10/26/11	06/30/16
Cancelled (PSP - 2013) options	(51,854)		2013	Managers	08/13/13	06/30/16
Final Balance on March 31, 2014	35,441,818
Plan SOP	4,903,767	23.5	2010	Managers	02/03/10	06/30/14
PI14 - PSP	1,700,277		2012	Managers	05/29/12	06/30/14
SOP 2014	15,415,880	14.31	2011	Managers	10/26/11	06/30/16
SOP 2013	11,042,745	14.43	2013	Managers	05/02/13	06/30/18
PSP 2013	2,379,149		2013	Managers	08/13/13	06/30/16
Total	35,441,818

a.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Banco Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives identified by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the grantees. The first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14). Therefore since 2009 a new cycle beginnings and the closure of a previous cycle. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan.

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: RTA and growth in Earnings / Benefit for Action (BPA).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions thats relate to just one performance condition, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14
Expected volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

	Number of Units	Granted Year	Employees	Data of Commencement of Exercise Period	Data of Expiry of Exercise Period
Final Balance on December 31, 2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Managers	07/01/10	7/31/2013
Cancelled Options (PI14)	(676,228)	2011	Managers	07/01/11	7/31/2014
Final Balance on December 31, 2013	379,685
Final Balance on March 31, 2014	379,685
Plan I14	379,685	2011	Managers	07/01/11	7/31/2014
Total	379,685

On the first quarter of 2014, pro rata expenses were recognized in the amount of R$405 (2013 - R$975), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Referenced Variable Remuneration in Shares

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a referenced variable remuneration in shares plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable remuneration in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of une 3, 2013. resolution of the ordinary general meeting on June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on March 31, 2014, expenses amounting to R$742 (2013 - credits de R$6,403)

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On March 31, 2014, we recorded credits "pro rata" in the amount of R$264 (2013 - expenses of R$4), regarding the provision of the plan and recorded gain with the oscillation of the share market value of the plan in the amount of R$12.000 as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 110% to 120% of CDI. On the period on March 31, 2014, there were credit of R$190 (2013 - R$560).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management , thus the gains/losses of Santander Brasil Asset are recorded in "Discontinued Operations" on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to its merger with the Commercial Banking segment. This retrospective amendment takes effect on the presentation of this note.

The income statements and other significant data are as follows:

	1/01 to 3/31/2014
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,398,301	612,914	7,011,215
Income from equity instruments	2,294	-	2,294
Share of results of entities accounted for using the equity method	27,284	-	27,284
Net fee and commission income	1,774,522	241,087	2,015,609
Gains (losses) on financial assets and liabilities and exchange differences (1)	491,711	139,220	630,931
Other operating income/(expenses)	(129,458)	(5,259)	(134,717)
TOTAL INCOME	8,564,654	987,962	9,552,616
Personnel expenses	(1,559,792)	(152,933)	(1,712,725)
Other administrative expenses	(1,536,971)	(59,693)	(1,596,664)
Depreciation and amortization	(269,598)	(32,700)	(302,298)
Provisions (net)	(444,234)	(33)	(444,267)
Net impairment losses on financial assets	(2,901,845)	(7,221)	(2,909,066)
Net impairment losses on non-financial assets	(3,883)	508	(3,375)
Other financial gains/(losses)	2,019	-	2,019
PROFIT/LOSS BEFORE TAX (1)	1,850,350	735,890	2,586,240

(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$486,259 due to the effects of the devaluation of the Real against the Dollar on March 31, 2014, the Profit before Tax for the Commercial Bank segment was R$2,336,609.

	1/01 to 3/31/2013
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,803,112	529,231	7,332,343
Income from equity instruments	2,658	-	2,658
Share of results of entities accounted for using the equity method	20,822	-	20,822
Net fee and commission income	1,802,817	188,158	1,990,975
Gains (losses) on financial assets and liabilities and exchange differences (1)	856,733	108,069	964,802
Other operating income/(expenses)	(89,434)	(5,416)	(94,850)
TOTAL INCOME	9,396,708	820,042	10,216,750
Personnel expenses	(1,577,312)	(138,449)	(1,715,761)
Other administrative expenses	(1,546,700)	(48,308)	(1,595,008)
Depreciation and amortization	(284,687)	(29,919)	(314,606)
Provisions (net)	(312,378)	293	(312,085)
Net impairment losses on financial assets	(3,888,044)	(8,578)	(3,896,622)
Net impairment losses on non-financial assets	(23,938)	(299)	(24,237)
Other financial gains/(losses)	76,859	-	76,859
PROFIT BEFORE TAX (1)	1,840,508	594,782	2,435,290
PROFIT FROM DISCONTINUED OPERATIONS	9,496	-	9,496

(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$288,417 due to the effects of the devaluation of the Real against the Dollar on March 31, 2013, the Profit before Tax for the Commercial Bank segment was R$2,128,925.

	3/31/2014
Other aggregates:	Commercial Banking	Global holesale Banking	Total
Total assets	400,202,744	57,533,505	457,736,249
Loans and advances to customers	167,404,308	43,245,329	210,649,637
Customer deposits	188,716,689	17,310,882	206,027,571

	12/31/2013
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	394,381,593	58,671,102	453,052,695
Loans and advances to customers	168,475,404	44,258,923	212,734,327
Customer deposits	182,451,259	17,704,418	200,155,677

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties for three-months ended March 31, 2014 and 2013:

a) Key-person management compensation

The Board of Directors' meeting held on February 26, 2014, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2014, amounting to R$300 million, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting held on April 30, 2014.

a.1) Long-term benefits

The Santander Brazil as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	3/31/2014	3/31/2013
Fixed compensation	11,522	10,452
Variable compensation	28,428	28,291
Other	4,161	2,406
Total Short-term benefits	44,111	41,149
Share-based payment (1)	7,630	6,150
Total Long-term benefits	7,630	6,150
Total (2)	51,741	47,299
(1) On May 02, 2013, was the granting of a new Share-based Compensation Plan for the executives (SOP 2013) (note 13).
(2) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the period of three-months ended March 31, 2014, charges were collected on key-person management compensation amounting R$7,233 (2013 - R$9,454).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common shares and preferred shares ) as of March 31, 2014, December 31, 2013 and December 31, 2012:

3/31/2014
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,734		28.6%	1,019,733		27.3%	2,127,467		28.0%
Sterrebeeck B.V. (1)	1,809,583		46.8%	1,733,644		46.4%	3,543,227		46.6%
Santander Insurance Holding (1)	3,758		0.1%	179		0.0%	3,937		0.1%
Qatar Holding, LLC (2)	196,462		5.1%	196,462		5.3%	392,924		5.1%
Employees	2,934		0.1%	2,957		0.1%	5,891		0.1%
Members of the Board of Directors	(	*)	( *)	(	*)	( *)	(	*)	( *)
Members of the Executive Board	(	*)	( *)	(	*)	( *)	(	*)	( *)
Other	724,032		18.6%	752,669		20.2%	1,476,701		19.4%
Total	3,844,503			3,705,644			7,550,147
Treasury shares	25,347		0.7%	25,347		0.7%	50,694		0.7%
Total	3,869,850		100.0%	3,730,991		100.0%	7,600,841		100.0%
Free Float (3)	923,428		23.8%	1,039,976		25.6%	1,963,404		24.6%

12/31/2013
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,115,472		28.8%	1,027,471		27.5%	2,142,943		28.2%
Sterrebeeck B.V. (1)	1,809,583		46.8%	1,733,644		46.5%	3,543,227		46.6%
Santander Insurance Holding (1)	3,758		0.1%	179		0.0%	3,936		0.1%
Qatar Holding, LLC (2)	196,462		5.1%	196,462		5.3%	392,924		5.2%
Employees	2,802		0.1%	2,824		0.1%	5,626		0.1%
Members of the Board of Directors	(	*)	( *)	(	*)	( *)	(	*)	( *)
Members of the Executive Board	(	*)	( *)	(	*)	( *)	(	*)	( *)
Other	723,201		18.7%	751,839		20.2%	1,475,040		19.4%
Total	3,851,278			3,712,419			7,563,696
Treasury shares	18,572		0.5%	18,572		0.5%	37,144		0.5%
Total	3,869,850		100.0%	3,730,991		100.0%	7,600,840		100.0%

									12/31/2012
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,120,122		28.9%	1,032,121		27.7%	2,152,243		28.3%
Sterrebeeck B.V. (1)	1,809,583		46.8%	1,733,644		46.5%	3,543,227		46.6%
Santander Insurance Holding (1)	3,758		0.1%	179		0.0%	3,937		0.1%
Employees	3,158		0.1%	3,183		0.1%	6,341		0.1%
Members of the Board of Directors	(*	)	(* )	(*	)		(*	)
Members of the Executive Board	(*	)	(* )	(*	)		(*	)
Other	922,885		23.8%	951,520		25.5%	1,874,405		24.7%
Total	3,859,506			3,720,647			7,580,153
Treasury shares	10,343		0.3%	10,343		0.3%	20,687		0.3%
Total	3,869,850		100.0%	3,730,990		100.0%	7,600,840		100.0%

(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 10% or more of any class of shares

c.1) Exercise of the exchange rights by the Qatar Holding Luxembourg II S.A R.L.

On October 29, 2013, Qatar Holding Luxembourg II S.À R.L. (“QHL”) exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of US$2,718,800, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise exchange rights by QHL, not imply an increase in the Banco Santander's free float.

c.2) Bank Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Banco Santander that, in fulfillment of Exchange Comission (CVM) Instruction No. 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander by 5.76%, which resulted in the increase of the free-float of the Banco Santander to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was a result of the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2012, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds.

c.3)Extension of time to reach the minimum percentage of outstanding shares (free float) and free float decrease

On October 10 and 11, 2013 were published Notices to the Market in order to inform to the shareholders that on October 8, 2013 the BM&FBovespa granted the claim by Banco Santander and its majority shareholders to (i) prorogate the period for reaching the minimum free float, until October 7, 2014; and (ii) to reduce the actual free float, of 24.6%, down to 22.5%, exclusively in the context of: (a)the Buyback Program of depositary share certificates (“Units”) or American Depositary Receipts (“ADRs”); and (b) acquisitions abroad, by Banco Santander, S.A., or an affiliated entity of the economic group, of ADRs issued by the Company. Such authorization does not interfere in the obligation undertook by Banco Santander to reach a free float of 25% until October 7, 2014, as set forth in the Agreement for Adoption of Corporate Governance Level 2 Practices.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

	3/31/2014
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	7,894,263	925,097	610,884
Trading derivatives, net	68,732	-	54,648
Banco Santander, S.A. – Spain	68,732	-	-
Santander Benelux, S.A., N.V.	-	-	151,073
Abbey National Treasury Services Plc	-	-	(569)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(95,856)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	7,824,886	-	1,536
Banco Santander, S.A. – Spain (3) (5) (6)	7,824,886	-	-
Banco Santander Totta, S.A.	-	-	1,536
Loans and other values with customers	-	923,030	122,722
Zurich Santander Brasil Seguros S.A.	-	-	114,618
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	7,443
Santander Brasil Gestão de Recursos Ltda	-	-	661
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	922,314	-
Companhia de Arrendamento Mercantil RCI Brasil	-	716	-
Loans and other values with credit institutions (1)	-	-	9,387
Santander Brasil Asset	-	-	9,387
Other Assets	645	2,067	422,591
Banco Santander – Spain	645	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,067	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	422,591

Liabilities	(5,693,737)	(183,863)	(864,430)
Deposits from credit institutions	(100,719)	(51,730)	(642,435)
Banco Santander, S.A. – Spain (4)	(100,719)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(42,433)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(499,814)
Banco Santander, S.A. – Uruguay	-	-	(16,467)
Santander Brasil Asset	-	-	(126,076)
Companhia de Arrendamento Mercantil RCI Brasil	-	(9,297)	-
Others	-	-	(78)
Marketable Debt Securities	(4,031)	-	-
Banco Santander, S.A. – Spain (7)	(4,031)	-	-
Customer deposits	-	(132,133)	(198,658)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(91,965)
ISBAN Brasil S.A.	-	-	(72,694)
Produban Serviços de Informática S.A.	-	-	(19,723)
Santander Brasil Gestão de Recursos Ltda	-	-	(16)
Webmotors S.A.	-	(132,133)	-
Others	-	-	(14,260)
Other Liabilities - Dividends and Interest on Capital Payable	(165,149)	-	(165)
Grupo Empresarial Santander, S.L. (1)	(61,920)	-	-
Santander Insurance Holding, S.L.	-	-	(110)
Sterrebeeck B.V. (1)	(103,229)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(55)
Debt Instruments Eligible to Compose Capital	(5,420,795)	-	-
Banco Santander – Spain (8)	(5,420,795)	-	-
Other Liabilities	(3,043)	-	(23,172)
Banco Santander – Spain	(3,043)	-	-
Ingeniería de Software Bancario, S.L.	-	-	(8,200)
ISBAN Brasil S.A.	-	-	(117)
Produban Serviços de Informática S.A.	-	-	(10,093)
Produban Servicios Informaticos Generales, S.L.	-	-	(4,647)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Others	-	-	(80)

Thousands of Reais	12/31/2013
	Parent (1)	Joint-controlled companies	Other Related- Party (2)

Assets	11,869,737	1,106,698	217,445
Trading derivatives, net	(74,519)	-	(271,527)
Banco Santander, S.A. – Spain	(74,519)	-	-
Santander Benelux, S.A., N.V.	-	-	(91,959)
Abbey National Treasury Services Plc	-	-	(61,885)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(117,683)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	11,935,149	-	39,329
Banco Santander, S.A. – Spain (3) (5) (6)	11,935,149	-	-
Banco Santander Totta, S.A.	-	-	1,167
Abbey National Treasury Services Plc	-	-	18,998
Santander Benelux, S.A., N.V.	-	-	19,162
Banco Santander, S.A. – México	-	-	2
Loans and other values with customers	-	-	47,545
Zurich Santander Brasil Seguros S.A.	-	-	43,865
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	3,680
Loans and other values with credit institutions (1)	9,007	1,105,765	3,053
Banco Santander – Spain	9,007	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,105,425	-
Companhia de Arrendamento Mercantil RCI Brasil	-	340	-
Santander Brasil Asset	-	-	3,053
Other Assets	100	933	399,045
Banco Santander – Spain	100	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	933	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	399,045

Liabilities	(1,242,870)	(165,005)	(723,748)
Deposits from credit institutions	(130,451)	(31,738)	(444,141)
Banco Santander, S.A. – Spain (4)	(130,451)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(21,473)	-
Santander Brasil Asset	-	-	(170,914)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(258,548)
Banco Santander, S.A. – Uruguay	-	-	(13,986)
Companhia de Arrendamento Mercantil RCI Brasil	-	(10,265)	-
Others	-	-	(693)
Marketable debt securities	(20,413)	-	-
Banco Santander, S.A. – Spain (7)	(20,413)	-	-
Customer deposits	-	(133,267)	(273,531)
ISBAN Brasil S.A.	-	-	(101,391)
Produban Serviços de Informática S.A.	-	-	(48,110)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(84,117)
Santander Brasil Gestão de Recursos Ltda	-	-	(27,062)
Webmotors S.A.	-	(133,267)	-
Others	-	-	(12,851)
Other Liabilities - Dividends and interest on capital Payable	(1,089,328)	-	(5,735)
Grupo Empresarial Santander, S.L. (1)	(410,283)	-	-
Santander Insurance Holding, S.L.	-	-	(721)
Sterrebeeck B.V. (1)	(679,045)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(365)
Santusa Holding, S.L.	-	-	(4,649)
Other Liabilities	(2,678)	-	(341)
Banco Santander – Spain	(2,678)	-	-
ISBAN Brasil S.A.	-	-	(103)
Produban Serviços de Informática S.A.	-	-	(70)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(117)
Others	-	-	(16)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) On March 31, 2014, refers to the cash of R$51,807 (2013 - R$188,449).

(4) On March 31, 2014, refers to raising funds through operations transfers abroad amounting R$100,719, with maturity until october 2018 and interest between 0.56% and 14.03%p.a. (2013 - R$130,451, with maturity until October 2018 and interest between 0.56% and 14.03%p.a).

(5) On March 31, 2014, refers to investments in foreign currency (applications overnight): applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on april 1, 2014 and interest 0.17% p.a., amounting R$6,830,569 maturing on january 2, 2014 (2013 - R$10,438,660 maturing on January 2, 2014 and interest 0.17% p.a.).

(6) On March 31, 2014, refers to investments in foreign currency (applications overnight): applications of subsidiary Santander Brasil EFC with Banco Santander Spain, amounting R$799,101,800, maturing on april 1, 2014 and interest 0.09% p.a.

(7) Refers the emissions of Eurobonds of Banco Santander (Brasil) and Grand Cayman Branch, maturing between April 06, 2015 and February 13, 2017 and interest between 4.46% p.a and 8.46% p.a.
(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Otimization Planheld in the first quarter of 2014 (Note 11.d).

	3/31/2014
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	34,585	26,069	(10,670)
Interest and similar income - Loans and amounts due from credit institutions	4,133	24,671	5
Banco Santander, S.A. – Spain	4,133	-	-
Abbey National Treasury Services Plc	-	-	4
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	24,671	-
Santander Benelux, S.A., N.V.	-	-	1
Interest expense and similar charges - Customer deposits	-	(3,222)	(2,544)
Webmotors S.A.	-	(3,222)	-
ISBAN Brasil S.A.	-	-	(1,632)
Produban Serviços de Informática S.A.	-	-	(733)
Others	-	-	(179)
Interest expense and similar charges - Deposits from credit institutions	(4,095)	(1,232)	(13,975)
Banco Santander, S.A. – Spain	(4,095)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(1,232)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(10,092)
Santander Brasil Asset	-	-	(3,883)
Others	-	-	-
Expense and similar charges - Marketable debt securities	(851)	-	-
Banco Santander, S.A. – Spain	(851)	-	-
Fee and commission income (expense)	(15,000)	5,852	34,763
Companhia de Arrendamento Mercantil RCI Brasil	-	1,074	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	4,723	-
Banco Santander, S.A. – Spain	(15,000)	-	-
Webmotors S.A.	-	55	-
Zurich Santander Brasil Seguros S.A.	-	-	8,591
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	26,172
Debt Instruments Eligible to Compose Capital	(29,177)	-	-
Banco Santander – Spain (3)	(29,177)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	79,577	-	108,906
Banco Santander, S.A. – Spain	79,577	-	-
Santander Benelux, S.A., N.V.	-	-	55,258
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(2,154)
Abbey National Treasury Services Plc	-	-	55,555
Others	-	-	247
Administrative expenses and amortization	(2)	-	(129,840)
Banco Santander, S.A. – Spain	(2)	-	-
ISBAN Brasil S.A.	-	-	(24,348)
Produban Serviços de Informática S.A.	-	-	(34,240)
ISBAN Chile S.A.	-	-	(783)
Aquanima Brasil Ltda.	-	-	(5,644)
Ingeniería de Software Bancario, S.L.	-	-	(14,886)
Produban Servicios Informaticos Generales, S.L.	-	-	(7,681)
TECBAN - Tecnologia Bancaria Brasil	-	-	(33,179)
Konecta Brazil Outsourcing Ltda	-	-	(7,344)
Others	-	-	(1,735)
Others Administrative expenses - Donation	-	-	(7,985)
Santander Cultural	-	-	(810)
Fundacao Santander	-	-	(1,145)
Instituto Escola Brasil	-	-	(30)
Fundação Sudameris	-	-	(6,000)

	3/31/2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(77,554)	17,215	94,850
Interest and similar income - Loans and amounts due from credit institutions	2,927	13,447	110
Banco Santander Spain	2,927	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	13,447	-
Abbey National Treasury Services Plc	-	-	12
Santander Benelux, S.A., N.V.	-	-	98
Interest expense and similar charges - Customer deposits	-	-	(1,636)
ISBAN Brasil S.A.	-	-	(1,005)
Produban Serviços de Informática S.A.	-	-	(530)
Others	-	-	(101)
Interest expense and similar charges - Deposits from credit institutions	(5,914)	(323)	(3,889)
Banco Santander Spain	(5,914)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(3,889)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(323)	-
Interest expense and similar charges - Marketable debt securities	(245)	-	-
Banco Santander Spain	(245)	-	-
Fee and commission income (expense)	(16,786)	4,091	35,791
Banco Santander Spain	(16,786)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	1,116	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,975	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	27,626
Zurich Santander Brasil Seguros S.A.	-	-	7,871
Others	-	-	294
Gains (losses) on financial assets and liabilities and exchange differences (net)	(57,390)	-	169,585
Banco Santander Spain	(57,390)	-	-
Santander Benelux, S.A., N.V.	-	-	140,948
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	12,268
Abbey National Treasury Services Plc	-	-	16,120
Others	-	-	249
Administrative expenses and amortization	(146)	-	(96,593)
Banco Santander Spain	(146)	-	-
ISBAN Chile S.A.	-	-	(823)
ISBAN Brasil S.A.	-	-	(23,757)
Produban Serviços de Informática S.A.	-	-	(36,359)
Ingeniería de Software Bancario, S.L.	-	-	(5,437)
Produban Servicios Informaticos Generales, S.L.	-	-	(1,838)
TECBAN - Tecnologia Bancaria Brasil	-	-	(26,830)
Others	-	-	(1,549)
Others Administrative expenses - Donation	-	-	(8,518)
Santander Cultural	-	-	(2,518)
Instituto Escola Brasil	-	-	-
Fundação Sudameris	-	-	(6,000)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) Refers to the portion acquired by the Parent Due to Regulatory Capital Otimization Planheld in the first quarter of 2014 (Note 11.d).

16. Other disclosures

a) Derivative Financial Instruments

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Portfolio Summary of Trading Derivative and Used as Hedge

Assets					3/31/2014	12/31/2013
Swap Differentials Receivable (1)					4,731,109	5,567,911
Option Premiums to Exercise					377,535	500,886
Forward Contracts and Others					891,686	1,154,731
Total					6,000,330	7,223,528

Liabilities
Swap Differentials Payable (1)					3,427,457	4,217,405
Option Premiums Launched					401,408	690,743
Forward Contracts and Others					761,953	1,138,630
Total					4,590,818	6,046,778
(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	3/31/2014			12/31/2013
	Notional	Cost	Market	Notional	Cost	Fair Value
"Swap"		513,865	1,666,708		724,783	1,656,672
Asset	207,825,449	24,449,659	25,788,259	178,606,316	17,535,192	18,755,675
CDI (Interbank Deposit Rates)	48,966,567	14,399,492	16,116,843	48,684,752	16,464,230	17,210,663
Fixed Interest Rate - Real (1)	20,169,639	8,275,772	8,598,620	36,600,526	-	-
Indexed to Price and Interest Rates	20,478,459	1,774,395	1,072,796	16,519,189	-	-
Indexed to Foreign Currency	118,192,541	-	-	76,750,555	1,043,589	1,497,546
Others	18,243	-	-	51,294	27,373	47,466
Liabilities	207,311,584	(23,935,794)	(24,121,551)	177,881,533	(16,810,409)	(17,099,003)
CDI (Interbank Deposit Rates)	34,567,075	-	-	32,220,522	-	-
Fixed Interest Rate - Real	11,893,867	-	-	52,396,615	(15,796,089)	(15,930,641)
Indexed to Price and Interest Rates	18,704,064	-	-	17,533,509	(1,014,320)	(1,168,362)
Indexed to Foreign Currency (1)	142,124,567	(23,932,026)	(24,099,703)	75,706,966	-	-
Others	22,011	(3,768)	(21,848)	23,921	-	-
Options	197,112,305	(55,541)	(23,873)	234,782,478	(84,844)	(189,857)
Purchased Position	101,128,838	349,892	377,535	111,750,290	431,770	500,886
Call Option - US Dollar	2,505,332	74,160	58,364	3,815,905	108,122	178,192
Put Option - US Dollar	1,968,414	39,515	54,115	1,407,427	36,455	39,582
Call Option - Other	62,705,054	160,980	165,447	45,136,315	202,542	211,330
Interbank Market	60,840,650	96,602	113,341	43,304,479	88,525	149,768
Others (2)	1,864,404	64,378	52,106	1,831,836	114,017	61,562
Put Option - Other	33,950,038	75,237	99,609	61,390,643	84,651	71,782
Interbank Market	29,303,152	19,631	13,650	57,052,006	43,746	9,022
Others (2)	4,646,886	55,606	85,959	4,338,637	40,905	62,760
Sold Position	95,983,467	(405,433)	(401,408)	123,032,188	(516,614)	(690,743)
Call Option - US Dollar	2,987,809	(174,277)	(165,900)	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	464,359	(12,823)	(21,148)	772,847	(16,514)	(20,075)
Call Option - Other	52,140,610	(125,457)	(133,227)	63,515,372	(180,324)	(267,640)
Interbank Market	50,457,761	(72,499)	(94,813)	61,871,607	(106,328)	(214,387)
Others (2)	1,682,849	(52,958)	(38,414)	1,643,765	(73,996)	(53,253)
Put Option - Other	40,390,689	(92,876)	(81,133)	55,236,115	(115,720)	(88,757)
Interbank Market	36,125,221	(23,639)	(13,351)	51,288,888	(44,524)	(12,019)
Others (2)	4,265,468	(69,237)	(67,782)	3,947,227	(71,196)	(76,738)

Trading	3/31/2014			12/31/2013
	Notional	Cost	Market	Notional	Cost	Fair Value
Futures Contracts	125,054,193	-	-	123,646,819	-	-
Purchased Position	50,320,644	-	-	41,654,829	-	-
Exchange Coupon (DDI)	5,073,015	-	-	3,772,361	-	-
Interest Rates (DI1 and DIA)	42,899,691	-	-	29,099,344	-	-
Foreign Currency	1,890,802	-	-	8,167,914	-	-
Indexes (3)	457,136	-	-	598,874	-	-
Others	-	-	-	16,336	-	-
Sold Position	74,733,549	-	-	81,991,990	-	-
Exchange Coupon (DDI)	24,880,425	-	-	30,021,614	-	-
Interest Rates (DI1 and DIA)	11,382,062	-	-	10,266,576	-	-
Foreign Currency	14,819,636	-	-	18,179,682	-	-
Indexes (3)	58,917	-	-	64,008	-	-
Treasury Bonds/Notes	209,610	-	-	-	-	-
Average rate of Repo Operations (OC1)	23,377,089	-	-	23,460,110	-	-
Others	5,810	-	-	-	-	-
Forward Contracts and Others	25,974,904	10,456	129,733	26,308,836	418,810	16,101
Purchased Commitment	12,854,362	(370,143)	(478,138)	14,198,260	(244,539)	(92,565)
Currencies	11,845,906	(370,143)	(478,138)	13,147,558	(244,539)	(92,565)
Others	1,008,456	-	-	1,050,702	-	-
Sell Commitment	13,120,542	380,599	607,871	12,110,576	663,349	108,666
Currencies	11,791,825	378,560	605,832	11,711,716	660,462	105,756
Others	1,328,717	2,039	2,039	398,860	2,887	2,910
(1) Includes credit derivatives.
(2) Includes stock options, indices and commodities.
(3) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional		3/31/2014				12/31/2013
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
"Swap"		35,420,084	108,605,414	63,799,951	207,825,449	178,606,316
Options		2,582,699	81,753	194,447,853	197,112,305	234,782,478
Futures Contracts		-	-	125,054,193	125,054,193	123,646,819
Forward Contracts and Others		11,799,456	10,838,246	3,337,202	25,974,904	26,308,836
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional					3/31/2014	12/31/2013
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
"Swap"		19,880,340	109,060,507	78,884,602	207,825,449	178,606,316
Options		10,724,142	179,884,480	6,503,683	197,112,305	234,782,478
Futures Contracts		51,347,261	41,301,015	32,405,917	125,054,193	123,646,819
Forward Contracts and Others		12,414,301	5,703,865	7,856,738	25,974,904	26,308,836

a.4) Derivatives by Market Trading

Notional					3/31/2014	12/31/2013
		Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total
"Swap"		56,510,562	50,750,379	100,564,508	207,825,449	178,606,316
Options		193,865,904	2,846,401	400,000	197,112,305	234,782,478
Futures Contracts		125,054,193	-	-	125,054,193	123,646,819
Forward Contracts and Others		-	13,851,398	12,123,506	25,974,904	26,308,836
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

a.5) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

	3/31/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	3,950	(68,849)	(64,899)	38,532	(68,228)	(29,696)
Asset	2,278,437	(1,298,620)	979,817	2,514,466	(562,968)	1,951,498
CDI (Interbank Deposit Rates) (1) (2) (6)	1,278,161	(790,470)	487,691	1,206,647	(685,468)	521,179
Fixed Interest Rate - Real (2)	89,465	(565,947)	(476,482)	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	342,963	17,110	360,073	498,575	28,638	527,213
Indexed to Foreign Currency - Swiss Franc (5)	322,671	4,893	327,564	330,511	4,603	335,114
Indexed to Foreign Currency - Euro (1)	245,177	35,794	280,971	478,733	89,259	567,992
Liabilities	(2,274,487)	1,229,771	(1,044,716)	(2,475,934)	494,740	(1,981,194)
Indexed to Foreign Currency - US Dollar (1)	(997,042)	(108,373)	(1,105,415)	(1,221,704)	(157,150)	(1,378,854)
Indexed to Price Indexes and Interest (2)	(636,858)	1,163,102	526,244	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest US Dollar (3)	(26,275)	(1,306)	(27,581)	(26,824)	(1,651)	(28,475)
CDI (Interbank Deposit Rates) (4)	(37,596)	(1,641)	(39,237)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (5)	(295,461)	(5,040)	(300,501)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (6)	(281,255)	183,029	(98,226)	(247,971)	(2,304)	(250,275)
Object of "Hedge"
Assets	1,881,918	91,909	1,973,827	2,152,208	85,503	2,237,711
Lending Operation	1,342,135	59,461	1,401,596	1,617,642	46,872	1,664,514
Indexed to Foreign Currency - US Dollar	889,517	67,936	957,453	1,101,752	62,619	1,164,371
Indexed to Foreign Currency - Fixed Interest - US Dollar	26,326	819	27,145	26,840	373	27,213
Indexed Indices of Prices and Interest	137,719	6,817	144,536	104,851	2,104	106,955
CDI (Interbank Deposit Rates)	37,596	(1,821)	35,775	155,127	(6,948)	148,179
Fixed Interest Rate - Real	250,977	(14,290)	236,687	229,072	(11,276)	217,796
Securities	539,783	32,448	572,231	534,566	38,631	573,197
Securities Available for Sale - Debentures	539,783	32,448	572,231	534,566	38,631	573,197
Obligations for Securities Abroad	(324,421)	(3,151)	(327,572)	(332,147)	(2,963)	(335,110)
Eurobonds	(324,421)	(3,151)	(327,572)	(332,147)	(2,963)	(335,110)

(1) Instruments whose the hedge item are loan operations indexed in foreign currency - dollar with fair value R$957.453 (12/31/2013 - R$1,204,815), indexed Indices of Prices and Interest R$108,685 (12/31/2013 - R$106,955) and securities shown by debentures with fair value R$111,790 (12/31/2013 - R$114,891).

(2) Instruments whose the hedge item are loan operations indexed in foreign price index and interest amounting to R$144,536 (12/31/2013 - 106,955) and Instruments whose hedge object are securities shown by debentures with fair value R$460,441 (12/31/2013 - R$458,306).

(3) Instruments whose the hedge item are loan operations indexed in foreign currency fixed interest - US dollar with fair value R$27,145 (12/31/2013 - R$27,213).
(4) Instruments whose the hedge item are loan operations indexed in CDI with fair value R$35,775 (12/31/2013 - R$148,179).
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$327,572 (12/31/2013 - R$335,110).
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Reais with a market value of R$236,687 (12/31/2013 - R$217,796).

Cash Flow Hedge

	3/31/2014
	Notional		Adjustment
	Amount	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(185,075)	(113,081)	(298,157)
Asset	3,077,758	3,077,758	32,855	3,110,612
Indexed to Foreign Currency - Swiss Franc (1)	963,121	963,121	36,079	999,200
Indexed to Pre Interest Rate - Chilean Peso (2)	90,945	90,945	6,329	97,274
Indexed to Foreign Currency - Iuan (3)	55,201	55,201	1,109	56,310
Indexed to Pre Interest Rate - Real (4)	1,253,611	1,253,611	(59,018)	1,194,593
Indexed to Foreign Currency - Pre Dollar (5)	457,672	457,672	27,378	485,050
Indexed to Foreign Currency - Euro (6)	257,208	257,208	20,978	278,185
Liabilities	(3,262,833)	(3,262,833)	(145,936)	(3,408,769)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3) (4)	(2,539,063)	(2,539,063)	(96,179)	(2,635,242)
CDI (Interbank Deposit Rates) (5)	(210,233)	(210,233)	(28,118)	(238,351)
Indexed to Pre Interest Rate - Real (5)	(246,296)	(246,296)	(614)	(246,910)
Indexed to Foreign Currency - Dollar (6)	(266,095)	(266,095)	(16,875)	(282,970)
Indexed to Foreign Currency - Reais (6)	(1,146)	(1,146)	(4,150)	(5,296)
Future Contracts	11,784,805	-	-	-
Foreign Currency - Dollar (7)	11,784,805	-	-	-

	12/31/2013
	Notional		Adjustment
	Amount	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(166,190)	(110,280)	(276,470)
Asset	2,863,318	2,863,318	50,346	2,913,664
Indexed to Foreign Currency - Swiss Franc (1)	983,011	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)	97,135	97,135	6,867	104,002
Indexed to Foreign Currency - Iuan (3)	58,043	58,043	1,131	59,174
Indexed in Reais (4)	1,278,611	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dolar (5)	236,560	236,560	28,717	265,277
Indexed to Foreign Currency - Euro (6)	209,958	209,958	15,409	225,367
Liabilities	(3,029,508)	(3,029,508)	(160,626)	(3,190,134)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,627,525)	(2,627,525)	(112,112)	(2,739,637)
CDI (Interbank Deposit Rates) (5)	(204,096)	(204,096)	(32,980)	(237,076)
Indexed to Foreign Currency - Dolar (6)	(161,618)	(161,618)	(12,206)	(173,824)
Indexed to Foreign Currency - Reais (8)	(36,269)	(36,269)	(3,328)	(39,597)
Future Contracts	13,115,676	-	-	-
Foreign Currency - Dollar (7)	13,115,676	-	-	-

			3/31/2014	12/31/2013
Hedge Object - Cost
Assets			12,370,662	13,308,608
Lending Operations - Financing and Export Credit and Imports			11,667,217	12,906,917
Promissory Notes			210,233	204,096
Lending Operations			493,212	197,595
Liabilities			2,369,054	2,423,571
Eurobonds			2,369,054	2,423,571

(1) Operations due December 1, 2014, March 4, 2015 and April 12, 2016 (12/31/2013 - Operations due December 1, 2014, March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are eurobonds.

(2) Operation due April 13, 2016 (12/31/2013 - Operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) Operation with maturing on December 24, 2014 (12/31/2013 - Operation with maturing on December 24, 2014), and hedge object of eurobonds transactions.
(4) Operation with maturing on March 18, 2016 (12/31/2013 - Operation with maturing on March 18, 2016), whose object of "hedge" is an operation of eurobonds.

(5) Operation maturing on April 10, 2018 and October 22, 2014 (12/31/2013 - Operation with maturing on April 10, 2018) which hedge objects its securities operation represented by promissory notes classified in "available-for-sale securities" category in the amount of R$246,417.

(6) Operations due July 15, 2015, October 24, 2016, March 29, 2017, July 24, 2017 and April 3, 2018 (12/31/2013 - Operations due July 15, 2015 and April 3, 2018) whose objects "hedge" contracts are loans from credit institutions in the amount of R$246,795 (12/31/2013 - R$197,595).

(7) Operations due April 30, 2014 (31/12/2013 - Operations due January 31, 2014 ) and the updated value of the instruments of R$11,672,204 (12/31/2013 - R$12,904,246), whose object of "hedge" are the loans - loan agreements and credit export and import.

The effect of marking to market the swaps and future contracts amounts a debit of R$122,783 (12/31/2013 -R$168,050), and is recorded in stockholders' equity, net of tax effects.

There was not identified any ineffective portion to be recorded in income for the accounting period.

Investment Hedge

On March 31, 2014, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$2,371,741 billion, maturing between september, 2014 to february, 2015 and the effect of R$165,661, of exchange rate changes recorded in equity, net of taxes. No ineffective portion be recorded in the consolidated income statement was identified.

a.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others are composed of government securities.

			3/31/2014	12/31/2013

Financial Treasury Bill - LFT			858,300	763,911
National Treasury Bill - LTN			3,039,580	2,521,736
National Treasury Notes - NTN			2,696,081	3,017,363
Total			6,593,961	6,303,010

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at March 31, 2014.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in fixed interest rate	(373)	(40,151)	(80,302)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(3,724)	(63,899)	(127,798)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(1,658)	(16,651)	(33,302)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(1)	(540)	(1,080)
Foreign currency	Exposures subject to foreign exchange	(830)	(20,738)	(41,475)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(1,618)	(10,134)	(20,268)
Inflation	Exposures subject to change in coupon rates of price indexes	(2,351)	(34,402)	(68,804)
Shares and Indexes	Exposures subject to change in shares price	(4,293)	(107,315)	(214,630)
Other	Exposures not meeting the previous settings	(1,460)	(72)	(143)
Total (1)		(16,308)	(293,902)	(587,802)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in fixed interest rate	(50,708)	(1,457,690)	(2,769,607)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR na TJLP	(5,227)	(145,745)	(221,886)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,226)	(18,202)	(33,765)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(38,044)	(326,536)	(687,939)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(10,984)	(52,901)	(115,171)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(44,267)	(248,949)	(468,639)
Foreign currency	Exposures subject to foreign exchange	(3,942)	(98,545)	(197,089)
Total (1)		(154,398)	(2,348,568)	(4,494,096)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

c) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

			3/31/2014	12/31/2013
Investment funds			4,350,139	4,404,165
Total			4,350,139	4,404,165

d) Third-party securities held in custody

As of March 31, 2014 and December 31, 2013, the Bank held in custody marketable debt securities and equity instruments totaling R$64,707,485 and R$66,691,116, respectively entrusted to it by third parties.

e) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IAS 34.

	3/31/2014		3/31/2013
Interest and similar income	13,877,585		12,141,411
Fee and commission income (net)	2,015,609		1,990,975
Impairment losses on financial assets (net)	(2,909,066)		(3,896,622)
Other income and expense	554,063		1,051,476
Interest expense and similar charges	(6,866,370)		(4,809,068)
Third-party input	(1,404,826)		(1,437,701)
Materials, energy and others	(124,077)		(133,683)
Third-party services	(1,069,701)		(1,034,983)
Impairment of assets	(3,375)		(24,237)
Other	(207,673)		(244,798)
Gross added value	5,266,995		5,040,471
Retention
Depreciation and amortization	(302,298)		(314,606)
Added value produced	4,964,697		4,725,865
Added value received from transfer
Investments in affiliates and subsidiaries	27,284		20,822
Added value to distribute	4,991,981		4,746,687
Added value distribution
Employee	1,503,746	30.1%	1,495,829	31.5%
Compensation	1,103,958		1,084,301
Benefits	281,701		290,751
Government severance indemnity funds for employees - FGTS	67,254		70,982
Other	50,833		49,795
Taxes	1,893,264	37.9%	1,508,262	31.8%
Federal	1,497,025		1,496,855
State	191,739		179
Municipal	204,500		11,228
Compensation of third-party capital - rental	177,910	3.6%	175,270	3.7%
Remuneration of interest on capital	1,417,061	28.4%	1,567,326	33.0%
Dividends and interest on capital	120,193		300,000
Profit Reinvestment	1,273,197		1,254,672
Profit (loss) attributable to non-controlling interests	23,671		12,654
Total	4,991,981	100.0%	4,746,687	100.0%

17. Supplementary information – Reconciliation of stockholders' equity and net income

The table below presents a reconciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

	Note	3/31/2014	3/31/2013	12/31/2013
Stockholders' equity attributed to the parent under Brazilian GAAP		57,204,143	63,230,349	62,819,207
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	a	(1,274)	6,980	3,367
Reclassification of financial instruments to available-for-sale	b	32,097	434,880	28,912
Impairment on loans and receivables	c	87,687	78,388	155,527
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	278,233	374,987	319,533
Reversal of goodwill amortization	e	17,969,402	14,332,417	17,060,156
Realization on purchase price adjustments	f	931,102	1,051,414	999,510
Recognition of fair value in the partial sale in subsidiaries	g	112,052	-	112,052
Others		19,238	(31,754)	(132,063)
Stockholders' equity attributed to the parent under IFRS		76,632,680	79,477,661	81,366,201
Non-controlling interest under IFRS		309,896	287,834	289,101
Stockholders' equity (including non-controlling interest) under IFRS		76,942,576	79,765,495	81,655,302

	Note	1/01 to 3/31/2014	1/01 to 3/31/2013
Net income attributed to the parent under Brazilian GAAP		518,399	609,319
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	a	1,486	(1,555)
Reclassification of financial instruments to available-for-sale	b	(6,431)	117,986
Impairment on loans and receivables	c	(3,395)	(2,025)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	(6,095)	(19,836)
Reversal of goodwill amortization	e	909,246	909,246
Realization on purchase price adjustments	f	(18,788)	(17,301)
Others		(1,032)	(31,666)
Net income attributed to the parent under IFRS		1,393,390	1,564,168
Non-controlling interest under IFRS		23,671	12,654
Net income (including non-controlling interest) under IFRS		1,417,061	1,576,822

a) Reclassification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Reclassification of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3.068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

d) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period upto 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion. Under BRGAAP, this type of operation, ongoing participation is maintained by its book value.

18. Subsequent Events

Acquisition of Santander Getnet Serviços

On April 7, 2014, it was announced to the market, through material fact, that Banco Santander and its controlled company, Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima ("SGS"), executed a Share Purchase Agreement, on April 4, 2014, for the acquisition, by SGS, of 100% of the voting and total corporate capital of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. ("GETNET"), a current partner of Banco Santander in developing acquiring services and card processing activities.

The purchase price of 100% of the shares issued by Getnet is R$1,104,000 of which: (i) R$1,020,000 will be paid to the sellers on the closing date, adjusted by the SELIC rate from January 31, 2014 until the date of the payment and (ii) R$ 84,000 will be paid in 5 equal annual installments as of the closing date, without any sort of update.

The closing and implementation date of the acquisition is subject to verification of certain usual precedent conditions for similar transactions, including the prior approval of the Brazilian Central Bank and the Administrative Economic Defense Council, and will be completed at the closing date, upon compliance with the corporate reorganization, mentioned in the material fact published on April 7, 2014. Banco Santander will own 88.5% of the total corporate capital of SGS and the actual partner shall be owner of the remaining 11.5%.

The transaction will reinforce the strategy and the potential growth of our acquiring business, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) scale gains, reduction of costs per transaction and additional synergies expected from the integration of operational and commercial structures.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.		Participation %		Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Banco Bandepe S.A.	Bank	100.00%	100.00%	2,965,783	56,789
Santander Leasing S.A. Arrendamento Mercantil (1)	Leasing	78.57%	99.99%	5,057,925	82,517
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	78.57%	99.99%	1,117,280	62,905
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	132,477	5,439
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	21,358	(34)
Santander Brasil Advisory Services S.A.	Other Activities	100.00%	100.00%	13,105	191
CRV Distribuidora de Títulos e Valores Mobiliários S.A.	Dealer	96.52%	96.52%	30,516	1,408
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	100.00%	100.00%	264,711	8,274
Santander Participações S.A.	Holding	99.99%	100.00%	1,271,334	21,809
Santander Getnet (1)	Other Activities	100.00%	100.00%	134,519	25,367
Sancap Investimentos e Participações S.A.	Holding	50.00%	50.00%	303,303	23,645
Mantiq Investimentos Ltda.	Other Activities	100.00%	100.00%	7,612	674
Santos Energia Participações S.A.	Holding	100.00%	100.00%	80,543	(1,837)
Santander Brasil EFC	Financial	100.00%	100.00%	2,370,797	11,186
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	100.00%	100.00%	615,817	27,891

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%	23,454	(518)

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities		100.00%	185,142	21,268
Evidence Previdência S.A. (2)	Holding	-	100.00%	22,982	348

Controlled by Santos Energia Participações S.A.
Central Eólica Santo Antônio de Pádua S.A.	Wind Energy	-	100.00%	24,014	(150)
Central Eólica São Cristovão S.A.	Wind Energy	-	100.00%	40,569	(289)
Central Eólica São Jorge S.A.	Wind Energy	-	100.00%	42,005	(260)

Brazil Foreign Diversified Payment Rights Finance Company (a)	Securitization	-	(a)	-	-
Santander FIC FI Contract I Referenciado DI (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Unix Multimercado Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Financial Curto Prazo (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Capitalization Renda Fixa (a)	Investment Fund	-	(a)	-	-
Santander Paraty QIF PLC (a)	Investment Fund	-	(a)	-	-
(a) Company over which effective control is exercised, according with IFRS 10 - Consolidated Financial Statements.

(1) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.

(2) On Extraordinary Stockholder's Meeting realized on December 2, 2013, to change the name of Ablasa Participações S.A. to Evidence Previdência S.A., and amendment its bylaws for the establishment and operation of pension benefit plans granted character was passed in the form of income continued or single payment, acessible to any individuals whose case is pending approval by SUSEP.

***

BANCO SANTANDER (BRASIL) S.A.
PERFORMANCE REVIEW

Dear Stockholders:

We presented the Management Reports to consolidated financial statements of Banco Santander (Brasil) S.A. for the period ended March 31, 2014, were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS Interpretation Committee (Current name of IFRIC) (IFRS).

• Macroeconomic Environment

The 4Q13 GDP performance (latest figures released in February) grew by 1.9% over the same period in 2012. Thus, the 2013 GDP was 2.3%, higher than posted in 2012 of 1.0%. Investments ended the year up 6.3%, driven mainly by the depressed basis of comparison in 2012 and by the increase in domestic production of machinery and equipment. Household consumption expanded by 2.3% in 2013. On the supply side, the main highlight was agricultural GDP, which production rose by 7.0% in 2013, due to the good performance of harvest. Services continued the positive behavior and grew 2.0% in 2013, which was higher than the 1.9% observed in 2012. The industrial GDP grew 1.3% in 2013, with better performance compared to the 0.8% drop in 2012.

Consumer prices, measured by the IPCA index, increased by 6.15% in the 12 months through March, 2014, less than the 6.6% observed in March, 2013. Services continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices. In this context, the Central Bank’s Monetary Policy Committee (Copom) maintained the tightening of the monetary policy, which started in April of 2013, and hiked the basic interest rate (Selic) to 11% p.a. at its April 2nd, 2014 meeting. This is already impacting bank lending rates. In February, the average non-earmarked rate for loans to individuals stood at 41.2% p.a. versus 35.1% p.a. in February 2013. Outstanding credit grew 14.7% YoY in the 12 months through February, reaching R$2.73 trillion, or 55.8% of GDP, still driven by mortgage lending, which grew by 32.7% YoY in the same period, well above the other credit lines.

The currency weakness has partially offset the still fragile global scenario. Exports increased by 1.1% in the 12 months through March 2014, reaching US$240.9 billion, while imports rose 5.6%, reaching US$239.2 billion. Despite the strong growth of imports, the trade surplus posted US$1.6 billion in the same period. The current account deficit amounted to US$ 82.5 billion in the 12 months ending in February, while foreign direct investments (FDI) totaled US$ 65.8 billion. The exchange rate ended March 2014 at R$ 2.26/US$, due to higher volatility as a result of changes in the monetary policy in the United States of America. The Brazilian Central Bank took measures, through auctions of FX swap contracts, which were essential for restraining FX volatility.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached a surplus of 1.76% of GDP in the 12 months through February 2014. In the same period, nominal deficit reached 3.3% of GDP. The net public sector debt closed February at 33.7% of GDP. Gross public debt reached 57.5% of GDP in the same period.

2) Performance

2.1) Net Income

INCOME STATEMENTS (R$ Millions)	1Q14	1Q13	changes annual %	4Q13	changes in period %
INTEREST NET INCOME	7,011	7,332	-4.38	7,031	-0.28
Income from equity instruments	2	3	-33.33	34	-94.13
Income from companies accounted for by the equity method	27	21	28.57	7	273.19
Fee and commission net	2,016	1,990	1.31	2,141	-5.82
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	631	964	-34.54	(663)	-195.20
Other operating income (expense)	(136)	(93)	46.24	(105)	29.42
TOTAL INCOME	9,551	10,217	-6.52	8,445	13.10
Administrative expenses	(3,309)	(3,311)	-0.06	(3,733)	-11.36
Depreciation and amortization	(302)	(315)	-4.13	(321)	-5.83
Provisions (net)	(444)	(312)	42.31	(1,484)	-70.08
Impairment losses on financial assets and other assets (net)	(2,912)	(3,921)	-25.73	(3,435)	-15.22
Gains (losses) on disposal of assets not classified as non-current assets held for sale	-	-	-	47	-
Gains (losses) on non-current assets held for sale not classified as discontinued operations	2	77	-97.40	4	-46.15
OPERATING PROFIT BEFORE TAX	2,586	2,435	6.20	(477)	-642.49
Income taxes	(1,169)	(868)	34.68	(98)	-
PROFIT FOR CONTINUED OPERATIONS	1,417	1,567	-9.57	(575)	-346.52
Descontinued Operations	-	10	-	2,017	-
CONSOLIDATED PROFIT FOR THE YEAR	1,417	1,577	-10.15	1,442	-1.76

The administrative expenses totaled R$1,597 millions and R$1,595 millions on March 31, 2014 and 2013 respectively. The personnel expenses totaled R$1,713 million and R$1,716 million on March 31, 2014 and 2013. Both had changes under 1% YoY.

As a result the efficiency ratio, calculated by division the general expenses amounting R$3,309 million by total revenue amounting R$9,551 million, reached 34.6%.

The total taxes includes income tax, social contribution, PIS and Cofins. On March 31, 2014, the tax income reached to an expense of R$1,169 million, considering the Cayman fiscal hedge effect the income tax is an expense of R$1,655 million.

Analysis of Income by Segment

Banco Santander operates two business segments: Commercial Bank and Global Wholesale Bank. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management , thus the gains/losses of Santander Brasil Asset are recorded in "Discontinued Operations" on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to merger the Issurance segment with the Commercial Banking segment. This retrospective amendment takes effect on the presentation of this financial statements.

The profit before of Commercial Bank and Global Wholesale Bank are decribed above:

RESULTS BY SEGMENT (R$ Millions)	1Q14	% in profit before tax	1Q13	% in profit before tax	changes annual %
Commercial Bank (1)	1,884	72.85	1,840	75.56	2.39
Global Wholesale Banking	702	27.15	595	24.44	17.98
Profit Before Tax	2,586	100.00	2,435	100.00	6.20

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$486 million due to the effects of the devaluation of the Real against the Dollar in March 2014, the Profit before Tax for the Commercial Bank segment was R$2,337 million.

2.2) Assets and Liabilities

INCOME STATEMENTS (R$ Millions)	Mar/14	Mar/13	changes annual %	Dec/13	changes in period %
Cash and Balances with the Brazilian Central Bank	60,216	56,504	6.57	51,714	16.44
Financial Assets held for Trading	32,370	27,557	17.47	30,219	7.12
Other Financial Assets at Fair Value Through Profit or Loss	1,342	1,243	7.96	1,298	3.39
Available-for-Sale Financial Assets	62,133	43,252	43.65	46,287	34.23
Loans and Receivables	237,334	234,917	1.03	258,778	-8.29
Hedging Derivatives	179	157	14.01	323	-44.58
Non-Current Assets Held For Sale	374	139	169.06	275	36.00
Investments in Associates and Joint Ventures	1,087	601	80.87	1,064	2.16
Tax Assets	21,596	22,470	-3.89	22,060	-2.10
Other Assets	5,375	5,309	1.24	5,085	5.70
Tangible Assets	6,720	5,973	12.51	6,886	-2.41
Intangible Assets	29,010	29,236	-0.77	29,064	-0.19
TOTAL ASSETS	457,736	427,358	7.11	453,053	1.03

Financial Liabilities Held For Trading	14,504	4,308	236.68	13,554	7.01
Financial Liabilities at Amortized Cost	337,558	312,914	7.88	329,701	2.38
Hedge Derivatives	542	309	75.40	629	-13.83
Provisions	10,576	12,490	-15.32	10,892	-2.90
Tax Liabilities	12,362	14,199	-12.94	11,693	5.72
Other Liabilities	5,251	3,372	55.72	4,929	6.53
TOTAL LIABILITIES	380,793	347,592	9.55	371,398	2.53

Total Equity	76,943	79,766	-3.54	81,655	-5.77

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	457,736	427,358	7.11	453,053	1.03

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities and subordinated liabilities) reached R$311,382 million in 2014 and R$308,395 in 2013, a grow of 1.0%.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$ Million)	Mar/14	Mar/13	changes annual %	Dec/13	changes in period %
Loans and amounts due from credit institutions, gross	26,830	38,790	-30.83	46,212	-41.94
Impairment losses	(146)	(75)	94.67	(168)	-13.10
Loans and amounts due from credit institutions, net	26,684	38,715	-31.08	46,044	-42.05

Loans and advances to customers, gross	224,208	210,785	6.37	226,206	-0.88
Impairment losses	(13,558)	(14,858)	-8.75	(13,472)	0.64
Loans and advances to customers, net	210,650	195,927	7.51	212,734	-0.98

TOTAL LOANS AND RECEIVABLES	237,334	234,642	1.15	258,778	-8.29

Impairment losses

The expenses for impairment losses, including the total revenue recovery, totaled R$2,909 million and R$3,897 million on the period ended on March 31, 2014 and 2013, respectively, decreasing 25.3%.

2.4) Stockholders’ Equity

Banco Santander consolidated stockholders’ equity presented a fall of 3.5% YoY and 5.8% on quarter.

The evolution of stockholders’ equity is due, mainly, Regulatory Capital Otimization Plan (Note 11.d). The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

The International Accounting Standards IAS 19, were covered on Other Comprehensive Income for defined benefit plans, the IAS 19 established fundamental changes in the accounting and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

In 2014, 4.417.000 Units were acquired, 2.433.553 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on March 31, 2014, amounting to 16.240.638 Units (12/31/2013 – 11,823,638 Units) equivalent to R$199 millions (12/31/2013 – R$177 millions). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.00 and R$18.52. In 2014 was acquired 4.791.874 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 11.540.221 ADRs, in the current amount of R$164 millions (12/31/2013 - R$115 millions). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.27 and US$10.21. The market value of these shares on March 31, 2014 was R$12.57 per Unit and US$5.57 per ADR. In the first quarter of 2014, due to the Optimization Plan PR, were also recorded interest in the amount of R$42 millions related to the issuance of the Eligible Instrument Tier I Capital, totaling R$405 millions of treasury shares.

On March 2014, were featured dividends of R$220 millions as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	Mar/14	Dec/13	Mar/13
Interest on capital	-	300.0	300.0
Interim Dividends	99.8	1,385.2	-
Intercalary Dividends	120.2	714.8	-
Total	220.0	2,400.0	300.0

• Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submited a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dolars, amounting to R$6 billion. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional 2: US$1,3 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments.

The specific characteristics of the Notes issued to form the Tier II are: (a) Notional 2: US$1,3 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

The Notes have the following main characteristics in common: ( a) unitary value of, at least, US$150 and integral multiples of US$1.00 at that exceeds this minimum value , ( b ) The Notes may be redeemed or repurchased by Banco Santander (1) after the 5th anniversary from the date of issue of the Notes , the Bank at its own initiative or due to change in tax laws applicable to the Notes , or (2) at any time , because of the occurrence of certain regulatory events ; ( c ) the credits from the Notes may be granted as paid in capital increase of the Bank with the subsequent issuance of ordinary and preferred shares issued by the Bank , to the extent necessary to compose Units, if certain regulatory events defined in CMN Resolution 4.192/13 are verified.

On April 15, 2014, the Central Bank of Brazil approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Banco Santander filled a formal consultation to Bacen and CVM Banco Santander requesting about the model of recognizing the interest of the Notes Tier I aiming to ratify the adopted procedure. This request is still pending on response by mentioned the regulators.

Bonus and Gruping of Shares

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in a bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$ 171,799 million; and (ii) a share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

After the bonus share and the share split, shareholder´s equity of Banco Santander of R$ 57,000 will be formed by 7,600,840,325 shares, being 3,869,849,668 common shares and 3,730,990,657 preferred shares, no par value.

The bonus share and share inplit were approved by the Brazilian Central Bank on April 22nd, 2014 and its effective implementation will be in June 2nd, 2014.

In addition, in the first quarter of 2014 issuance costs in the amount of R$ 13,513 and interest of R$ 42,192 were recorded related Tier I eligible Notes.

2.5) Basel Index

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth and (v) improve de risk management pratices, increase disclosure transparency.

The implementation of the new Basel III rules was started from October 1, 2013; and on October 31, 2013, was issued a second set of rules that complement and enhance the first group. The implementation will be gradual and some of these changes became effective in December 2013; changes are related to the definition of capital and other aspects of Tier 1. Among the changes, an important difference is the phase-in of capital deduction in the calculation of regulatory capital, which will have their full deduction until the year 2019 .

The regulatory capital is measured based on the Basel Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

BASEL INDEX %		Mar/14	Dec/13	Mar/13
Basel Index - consolidated		18.3	19.2	21.5

2.6) Main Subsidiaries

SUBSIDIARIES (R$ Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	47,366.0	5,057.9	82.5	2,510.8
Aymoré Crédito, Financiamento e Investimento S.A.	31,758.0	1,117.3	62.9	27,980.5
Santander Brasil, Establecimiento Financiero de Credito, S.A.	2,523.4	2,370.8	11.2	667.5
Santander Corretora de Câmbio e Valores Mobiliários S.A	741.8	264.7	8.3	1.2
(1) Includes Leasing portfolio and other credits

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Events

3.1) Subsequent Events

Acquisition of Santander Getnet Serviços

On April 7, 2014, it was announced to the market, through material fact, that Banco Santander and its controlled company, Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima ("SGS"), executed a Share Purchase Agreement, on April 4, 2014, for the acquisition, by SGS, of 100% of the voting and total corporate capital of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. ("GETNET"), a current partner of Banco Santander in developing acquiring services and card processing activities.

The purchase price of 100% of the shares issued by Getnet is R$1,104,000 of which: (i) R$1,020,000 will be paid to the sellers on the closing date, adjusted by the SELIC rate from January 31, 2014 until the date of the payment and (ii) R$ 84,000 will be paid in 5 equal annual installments as of the closing date, without any sort of update.

The closing and implementation date of the acquisition is subject to verification of certain usual precedent conditions for similar transactions, including the prior approval of the Brazilian Central Bank and the Administrative Economic Defense Council, and will be completed at the closing date, upon compliance with the corporate reorganization, mentioned in the material fact published on April 7, 2014. Banco Santander will own 88.5% of the total corporate capital of SGS and the actual partner shall be owner of the remaining 11.5%.

The transaction will reinforce the strategy and the potential growth of our acquiring business, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) scale gains, reduction of costs per transaction and additional synergies expected from the integration of operational and commercial structures.

3.2) Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Sale of the Investment Fund Management and Managed Portfolio Operations, currently developed by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds, as relevant Fact as of May 30, 2013. This operation generated a gain to Banco Santander of R$2,008 million before taxes.

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

b) Segregation of equity investments of the temporary nature and of the investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments of a temporary nature (private equity) and equity interests in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

c) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

d) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME;

• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement (“Agreement”) with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$ 180 million. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital and R$169 million, related to the recognition of the fair value of the indirect remaining in Banco Santander of Webmotors’ capital of 42.5% (60.65% for the Bank's investment in the Santander Serviços’ capital under  70% of investment  to Santander Serviços for Webmotors S.A.), under IFRS 10 - Consolidated Financial Statements;

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 billion, without changing the number of shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

4) Strategy

Banco Santander is a universal bank focused on retail activities. We seek to expand our business through:

• Preference and Linkage: Segmented, simple and effective products and services that, through a multi-channel platform, seek to maximize the customer satisfaction;

• Recurrence and Sustainability: Business growth with greater revenue diversification and rigorous risk management;

• Productivity: intense agenda of productive transformation aligned with the transformation of the financial industry;

• Capital Discipline and Liquidity: to maintain the solidity, to face regulatory changes and to take advantages of growth opportunities.

Thus, to better meet the customer needs, we maintain our differentiated proposals, as “Conta Santander Combinada” for individual customers segment, and the new segment called "Santander Select" designed to offer a unique and specialized service to high-income customers. Banco Santander also innovates with the implementation of the "Conta Conecta", a new solution, exclusive of Banco Santander, which combines the benefits of a current account with a device that transforms smartphones and tablets into card readers, offering to professionals, microentrepreneurs and autonomous the resources that will increase its business with convenience, simplicity and mobility.

For 2014, aiming to complement our service offering, Santander is also focused on improving the customer experience in Electronic Channels (Call Center, Internet and Mobile Banking). In March/14 Santander redesigned its Call Center Platform, making it more simple and accessible for our clients.

The Bank also continues increasing its commercial activity. In the Cards segment was signed the agreement for the acquisition of the GetNet Operations and the partnership with iZettle, which are important steps to expand its local participation in the Acquiring segment. In the vehicle financing segment, the Bank maintains agreements with Hyundai, Renault, Nissan and Volvo.

Another important aspect of Banco Santander’s strategy is to maintain comfortable levels of liquidity, credit provisioning and capital. By the end of March/14 the Basel ratio of Banco Santander was 18.3%, maintaining the position of the most capitalized retail bank in Brazil.

In the context of sustainability, Banco Santander practices are guided by the pillars of Social and Financial Inclusion, Education and Management, Social and Environmental Businesses. In Microcredit Activities, Santander is a leader among private banks. In early 2014, Santander was recognized in the 4th Edition of BeyondBanking Award, in the PlanetBanking category, by its programme “Reduza e Compense CO2”, which consists in providing to all people through an online tool the opportunity to make their contribution to minimizing the impacts of climate change.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings given by the main rating agencies.

6) Corporate Governance

On Board of Directors meeting, held on March 18, 2014 it was approved the reelection of the members of the Company’s Audit Committee, for a new term of office of one more year. And on March 26, 2014 it was elected, in order to occupy the post of qualified member of the Audit Committee, Mr. Graham Charles Nye, whose election is subject to Central Bank approval.

Still on the same Board of Directors meeting, held on March 26, 2014, it was approved the election of Mr. Angel Santodomingo Martell, in order to serve as Vice-President Executive Officer as well to serve as Investors Relations Officer. The election of Mr. Santodomingo is subject to the Central Bank approval, and as well as obtaining a visa by the Ministry of Labor and Employment. Thus, Mr. Carlos Alberto López Galán will remain serving as Investor Relations Officer, until Mr. Angel Santodomingo Martell takes office on the position for which he was elected for.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client. Each committee has certain powers and approval levels, while respecting local legal and regulatory environment. Decisions are collegial and defined through credit committees, which ensure that different opinions. Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Banco Santander Spain;

• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

• references on general themes related to Market Risk;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive; and

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Is in effect the Practice of Social and Environmental Risk of Banco Santander for the Wholesale Bank which, in addition to lending, provides analysis of environmental issues in accepting clients. The area of Social and Environmental Risk analyzes the social and environmental management of the client and its value chain items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Geology, Chemistry, Engineering, Health and Safety monitors the social and environmental practices of customers and a team of financial analysts studying the probability of harm related to these practices that may affect the securities and financial condition of customers Banco Santander. The Bank's experience shows that the company cares for the well-being of its employees and the environment in which it operates usually have a more efficient and therefore more likely to honor its commitments and generate good business.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the year from 2013, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout 2013, internal control procedures and controls on information systems pertaining to units under analysis were assessed on work plan for 2013, taking into account their conception efficiency and performance.

8) People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 49 thousand in Brazil alone, and more than 100 million clients.

9) Sustainable Development

Banco Santander's strategy for sustainability is based on three elements, critical to the development agenda of the country: Social Inclusion and Financial, Education, and Social and Environmental Business. Santander integrates three benchmark indices for socially responsible investments: the Corporate Sustainability Index (ISE) and the Carbon Efficient Index (ICO2), both the BM&FBovespa, and the Global Compact 100, an index that includes actions of companies committed to the ten principles of the ONU Global Compact. The operations of the bank led to the recognition as the most sustainable bank of the year in the category Americas, the award granted by the Financial Times, in conjunction with the IFC (International Finance Corporation).

In the fourth quarter of 2013, in line with actions aimed at financial inclusion, Banco Santander launched the Service Branch in Paraisópolis, one of the largest communities of São Paulo, as well as providing self-service terminals, will have a team focused on serving the microentrepreneurs in the region.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the March 2014, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

The Board of Directors The Executive

(Adopted at the Meeting of the Board of April 28, 2014).
***

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended March 31, 2014, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on March 31, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Maria Eugênia Andrade Lopez Santos
Mário Adolfo Libert Westphalen
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa
Wilson Luiz Matar

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended March 31, 2014, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on March 31, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Maria Eugênia Andrade Lopez Santos
Mário Adolfo Libert Westphalen
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa
Wilson Luiz Matar

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 18, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer